                                                Filed pursuant to Rule 424(b)(5)
                                                     Registration No. 333-100588
                                                               No. 333-100588-01


PROSPECTUS SUPPLEMENT
(Prospectus dated October 28, 2002)

                               10,000,000 SHARES

                               (WEATHERFORD LOGO)

                         WEATHERFORD INTERNATIONAL LTD.

                                 COMMON SHARES

--------------------------------------------------------------------------------

All of the common shares being offered by this prospectus supplement and the accompanying prospectus are being sold by Weatherford. Our common shares are listed and traded on the New York Stock Exchange under the symbol "WFT." The common shares offered will also be listed on the New York Stock Exchange. The reported last sale price of our common shares on the New York Stock Exchange on June 30, 2003 was $41.90 per share. As of June 20, 2003, we had 121,250,648 common shares issued and outstanding (excluding shares held by subsidiaries).

   INVESTING IN OUR COMMON SHARES INVOLVES RISKS. PLEASE READ "RISK FACTORS"
     BEGINNING ON PAGE S-3 OF THIS PROSPECTUS SUPPLEMENT AND PAGE 7 OF THE
                            ACCOMPANYING PROSPECTUS.

Lehman Brothers has agreed to purchase 10,000,000 common shares from us for an aggregate purchase price of $400.0 million. Lehman Brothers proposes to offer the common shares offered by this prospectus supplement from time to time for sale in one or more transactions in the over-the-counter market, at market prices prevailing at the time of the sale, at prices related to prevailing market prices or at negotiated prices, subject to prior sale when, if and as delivered to and accepted by Lehman Brothers. We have granted Lehman Brothers a 30-day option to purchase up to an additional 1,500,000 common shares on the terms and conditions described in this prospectus supplement to cover over-allotments, if any. See "Underwriting."

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Lehman Brothers expects to deliver the common shares on or about July 3, 2003.

--------------------------------------------------------------------------------

                             [LEHMAN BROTHERS LOGO]

JUNE 30, 2003

                               TABLE OF CONTENTS

PROSPECTUS SUPPLEMENT
About this Prospectus Supplement............................  S-ii
Where You Can Find More Information.........................  S-ii
Prospectus Supplement Summary...............................   S-1
Risk Factors................................................   S-3
Use of Proceeds.............................................   S-5
Capitalization..............................................   S-5
Price Range of Common Shares and Dividends..................   S-6
Underwriting................................................   S-7
Legal Matters...............................................   S-9
Experts.....................................................   S-9

PROSPECTUS
About this Prospectus.......................................     1
Where You Can Find More Information.........................     1
Forward-Looking Statements..................................     2
Weatherford International Ltd...............................     5
Weatherford International, Inc. ............................     5
Recent Developments.........................................     5
Risk Factors................................................     7
Use of Proceeds.............................................     8
Ratios of Earnings to Fixed Charges.........................     9
Description of Our Debt Securities..........................     9
Description of Weatherford Delaware's Debt Securities.......    16
Description of Share Capital................................    16
Description of Warrants.....................................    20
Description of Units........................................    21
Certain Tax Considerations..................................    21
Plan of Distribution........................................    31
Legal Matters...............................................    32
Experts.....................................................    33

                        ABOUT THIS PROSPECTUS SUPPLEMENT

     In this prospectus supplement, unless otherwise indicated, when we refer to Weatherford Bermuda or use words such as "we" or "us", we are generally referring to Weatherford International Ltd. and its subsidiaries as a whole or on a division basis, depending on the context in which the statements are made. When we refer to Weatherford Delaware, we are referring to Weatherford International, Inc., our predecessor company and our wholly owned, indirect subsidiary.

     This prospectus supplement is part of a registration statement that we have filed with the Securities and Exchange Commission utilizing a "shelf" registration process. Under this shelf registration process, we are offering to sell our common shares using this prospectus supplement and the accompanying prospectus. The prospectus supplement describes the specific terms of the common share offering. The accompanying base prospectus gives more general information, some of which may not apply to this offering. If the description of the offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

     Consent under the Exchange Control Act of 1972 (and its related regulations) has been obtained from the Bermuda Monetary Authority for the issue and transfer of our common shares, up to the amount of our authorized capital from time to time, to and between non-residents of Bermuda for exchange control purposes, provided our shares remain listed on an appointed stock exchange, which includes the New York Stock Exchange. Prior to any offering of common shares hereunder or as soon as reasonably practicable after publication hereof, this prospectus supplement and the accompanying prospectus will be filed with the Registrar of Companies in Bermuda in accordance with Bermuda law. In granting such consent and in accepting this prospectus supplement and the accompanying prospectus for filing, neither the Bermuda Monetary Authority nor the Registrar of Companies in Bermuda accepts any responsibility for our financial soundness or the correctness of any of the statements made or opinions expressed in such documents.

     You should read this prospectus supplement and the accompanying prospectus before making a decision to invest in our common shares. You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. No one has been authorized to provide you with different information. You should not assume that the information contained in this prospectus supplement and the accompanying prospectus is accurate as of any date other than the date on the front cover of each document.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly, current reports and other information with the SEC. You may read our SEC filings over the Internet at the SEC's website at http://www.sec.gov. You may also read and copy documents at the public reference room maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

     The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose to you important information contained in other documents filed with the SEC by referring you to those documents. The information incorporated by reference is an important part of this prospectus supplement and the accompanying prospectus. Information we later file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 (the Exchange Act) subsequent to the date of this prospectus supplement through the termination of this offering. Please read the following documents incorporated by reference to this prospectus supplement and accompanying prospectus:

     - our annual report on Form 10-K for the year ended December 31, 2002 filed with the SEC on March 18, 2003;

     - the amendment, on Form 10-K/A, to our annual report for the year ended December 31, 2002, filed with the SEC on June 26, 2003;

     - our proxy statement for our 2003 Annual General Meeting of Shareholders initially filed with the SEC on April 2, 2003;

     - our quarterly report on Form 10-Q for the quarter ended March 31, 2003 filed with the SEC on May 8, 2003;

     - our current reports on Form 8-K filed on January 17, 2003, February 5, 2003, March 31, 2003 and May 6, 2003;

     - the description of our common shares in our registration statement on Form 8-A (File No. 001-31339) filed pursuant to the Exchange Act on May 24, 2002 and any amendments or reports filed to update the description; and

     - all documents filed by us under Section 13(a), 13(c), 14, or 15(d) of the Exchange Act between the date of this prospectus supplement and the termination of the registration statement of which this prospectus supplement is a part.

     If the information in incorporated documents conflicts with information in this prospectus supplement you should rely on the most recent information. If the information in an incorporated document conflicts with information in another incorporated document, you should rely on the most recent incorporated document.

     You may request a copy of these filings at no cost, by writing or telephoning us at the following address: Weatherford International Ltd., 515 Post Oak Boulevard, Suite 600, Houston, Texas 77027, Attention: Investor Relations (telephone number: (713) 693-4000). If you have any other questions regarding us, please contact our Investor Relations Department in writing at the above address or at the above telephone number or visit our world wide web site at http://www.weatherford.com.

                         PROSPECTUS SUPPLEMENT SUMMARY

     This summary highlights information appearing in other sections of this prospectus supplement or the accompanying prospectus. It may not contain all of the information that you should consider before investing in our common shares. You should read the entire prospectus supplement, the accompanying prospectus and the documents incorporated by reference carefully, including the financial statements and the footnotes to those financial statements contained in those documents incorporated by reference.

                                  OUR BUSINESS

     Weatherford International Ltd. is one of the world's leading providers of equipment and services used for the drilling, intervention, completion and production of oil and natural gas wells. We conduct operations in approximately 100 countries and have approximately 540 service and sales locations, which are located in nearly all of the oil and natural gas producing regions in the world. We are among the leaders in each of our primary markets, and our distribution and service network is one of the most extensive in the oil and natural gas industry.

     Our business is divided into two principal operating divisions:

     - Drilling Services; and

     - Production Systems.

     In June 2002, Weatherford International Ltd., a Bermuda exempted company, became the parent holding company of Weatherford International, Inc., a Delaware corporation, following a corporate reorganization. Each share of common stock of Weatherford International, Inc. automatically converted into the right to receive a common share of Weatherford International Ltd. Thus, the stockholders of Weatherford International, Inc. became shareholders of Weatherford International Ltd., which, together with its subsidiaries, continues to be engaged in the same business that Weatherford International, Inc. and its subsidiaries were engaged in before the reorganization. The reorganization has been accounted for as a reorganization of entities under common control and, accordingly, did not result in any changes to our consolidated amounts of assets, liabilities or shareholders' equity.

     Our principal executive offices are located at 515 Post Oak Boulevard, Suite 600, Houston, Texas 77027-3415. Our telephone number at that location is
(713) 693-4000.

                              RECENT DEVELOPMENTS

     Prior to May 2003, we operated our business through three operating divisions. In May, we realigned our three divisions into the two present divisions, Drilling Services and Production Systems. This realignment was undertaken to improve our ability to serve our customers' interests, better coordinate our business efforts across divisions, accelerate the delivery of strategic technologies to the marketplace and generate operating efficiencies. As a result of the realignment, we expect to eliminate certain duplicative costs, including the rationalization of certain properties and headcount.

     On May 14, 2003, we replaced each of our two then-existing $250 million credit facilities with one new $500 million revolving credit facility.

                                  THE OFFERING

Common shares offered by
Weatherford...................   10,000,000 shares(1)

Common shares issued and
outstanding after this
offering......................   131,250,648 shares(1)

Use of Proceeds...............   We intend to use the net proceeds from this
                                 offering, together with funds from our working capital, to redeem our outstanding 5%
                                 Convertible Subordinated Preferred Equivalent
                                 Debentures due 2027. If the over-allotment option is exercised, any remaining net proceeds will be used for general corporate purposes, including funding future acquisitions.

Risk Factors..................   Investing in our common shares involves risks.
                                 Please read "Risk Factors" beginning on page
                                 S-3 of this prospectus supplement and page 7 of the accompanying prospectus.

NYSE symbol...................   WFT
---------------

(1) Assumes no exercise of the Lehman Brothers' over-allotment option. The number of our common shares outstanding after this offering is based on the number of common shares outstanding as of June 20, 2003 (excluding common shares held by subsidiaries) and excludes approximately 39.8 million common shares subject to issuance: (a) upon exercise of outstanding options to purchase common shares held by our employees, executive officers and directors; (b) upon conversion of outstanding convertible securities; and
    (c) upon exercise of outstanding warrants.

                                  RISK FACTORS

     Before you invest in our common shares, you should read the risk factors discussed below. You should also read and consider the risks, uncertainties and factors that are discussed in the accompanying prospectus under the captions "Forward-Looking Statements" on page 2 and "Risk Factors" on page 7 and in our other current filings with the SEC under the Securities Act of 1933 (the "Securities Act") and under the Exchange Act, including in our Annual Report on Form 10-K for the year ended December 31, 2002, as amended, and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2003, which are incorporated by reference in this prospectus supplement.

  WE MAY INCUR SIGNIFICANT TAXES IF THE U.S. INTERNAL REVENUE SERVICE AND OTHER NON-U.S. TAXING AUTHORITIES DO NOT AGREE WITH OUR TAX TREATMENT OF VARIOUS ITEMS.

     If the U.S. Internal Revenue Service or other taxing authorities do not agree with our assessment of the effects or interpretation of tax laws, treaties and regulations, we could incur a material amount of U.S. federal income tax as a result of our recent reorganization.

  OUR NET INCOME AND CASH FLOW WOULD BE REDUCED IF WE BECOME SUBJECT TO U.S. CORPORATE INCOME TAX.

     Weatherford Bermuda and our non-U.S. affiliates conduct our operations in a manner intended to ensure that we do not engage in the conduct of a U.S. trade or business. However, if the IRS successfully contends that we or any of our non-U.S. affiliates are engaged in a trade or business in the United States, we or such non-U.S. affiliate would be required to pay U.S. corporate income tax on income that is subject to the taxing jurisdiction of the United States, and possibly the U.S. branch profits tax. Additionally, Weatherford Delaware and its then-existing U.S. subsidiaries would continue to be subject to U.S. corporate income tax on their worldwide income, and our then existing foreign subsidiaries would continue to be subject to U.S. corporate income tax on their U.S. operations.

  CHANGES IN TAX LAWS, INCLUDING RECENTLY PROPOSED LEGISLATION, COULD REDUCE OR ELIMINATE OUR EXPECTED TAX SAVINGS FROM OUR RECENT REINCORPORATION IN BERMUDA.

     In June 2002, we reincorporated as a Bermuda exempted company. One of the expected benefits of this reincorporation was that our effective tax rate would decrease on our worldwide income. Numerous bills have been introduced by both the U.S. Senate and the House of Representatives that would either place a moratorium on foreign reincorporation transactions or would otherwise deny the tax benefits that are intended by our reincorporation transaction. Some versions of this legislation would have a retroactive effective date prior to our reincorporation transaction. Adoption of this legislation could reduce or eliminate our expected tax savings from reincorporation in Bermuda or could otherwise penalize us for undertaking the reincorporation transaction.

  UNIVERSAL COMPRESSION'S RESULTS OF OPERATIONS AFFECT OUR RESULTS OF
  OPERATIONS.

     We own approximately 45% of Universal Compression Holdings, Inc.'s outstanding common stock as a result of the merger of our compression services division with a Universal subsidiary in February 2001. We account for this ownership interest using the equity method of accounting, which requires us to record our percentage interest in Universal's results of operations in our consolidated statement of operations. Accordingly, fluctuations in Universal's earnings will cause fluctuations in our earnings.

     On May 16, 2003, Universal filed a Current Report on Form 8-K that disclosed, among other things, that Universal would recognize a charge of approximately $8.9 million after tax related to the purchase premium and other costs incurred in connection with the tender for and repurchase of senior notes issued by a wholly owned subsidiary. This charge will adversely impact Universal's results of operations for the quarter ended June 30, 2003, and as a result will impact our results of operations for the quarter.

  NONREALIZATION OF EXPECTED BENEFITS FROM OUR BUSINESS DIVISION REALIGNMENT AND OTHER INITIATIVES WILL AFFECT OUR PROJECTED RESULTS.

     Our projected results of operations include the expected benefits of our business division realignment and our productivity and cost reduction initiatives. We may experience unexpected delays or incur excess costs in connection with the realignment of our business and the productivity initiatives. We may not fully realize the expected benefits of the business realignment and our productivity initiatives. The ultimate timing and success of the business realignment and our initiatives will depend upon a number of factors, some of which are beyond our control. We can make no assurance as to whether we will realize any of these expected benefits, and if we do, to what extent and in what timeframe this realization will occur.

  WE ARE A BERMUDA EXEMPTED COMPANY, AND IT MAY BE DIFFICULT FOR YOU TO ENFORCE JUDGMENTS AGAINST US OR OUR DIRECTORS AND OFFICERS.

     We are a Bermuda exempted company. As a result, the rights of holders of our common shares are governed by Bermuda law and our memorandum of association and bye-laws. Under these laws, it may be difficult for investors to effect service of process in the United States or to enforce in the United States judgments obtained in U.S. courts against us, any of our non-U.S. directors or some of the named experts referred to in this prospectus supplement based on the civil liability provisions of the U.S. securities laws. We have been advised by our Bermuda legal counsel, Conyers Dill & Pearman, that uncertainty exists as to whether courts in Bermuda will enforce judgments obtained in other jurisdictions, including the United States, against us or our directors or officers under the securities laws of those jurisdictions or entertain actions in Bermuda against us or our directors or officers under the securities laws of other jurisdictions.

  OUR BYE-LAWS MAKE IT DIFFICULT FOR SHAREHOLDERS TO BRING LEGAL ACTION AGAINST OUR OFFICERS AND DIRECTORS.

     Our bye-laws contain a broad waiver that limits the rights of shareholders to assert claims against our officers and directors unless the act or failure to act involves fraud or dishonesty. Under our bye-laws, our shareholders waive any claim or right of action, both individually and on our behalf, against any of our officers or directors. The waiver applies to any action taken by an officer or director, or the failure of an officer or director to take any action, in the performance of his or her duties, except with respect to any matter involving any fraud or dishonesty on the part of the officer or director.

  OUR BYE-LAWS HAVE ANTI-TAKEOVER PROVISIONS THAT MAY DISCOURAGE A CHANGE OF CONTROL. THESE ANTI-TAKEOVER PROVISIONS COULD RESULT IN A LOWER MARKET PRICE FOR OUR SHARES AND MAY LIMIT A SHAREHOLDER'S ABILITY TO OBTAIN A PREMIUM FOR OUR SHARES.

     Our bye-laws contain provisions that could make it more difficult for a third party to acquire us without the consent of our board of directors, even if the third party's offer may be considered beneficial by many shareholders. As a result, shareholders may be limited in their ability to obtain a premium for their shares and this may cause the market price of our shares to decrease significantly. These provisions also provide for:

     - directors only to be removed for cause;

     - restrictions on the time period in which directors may be nominated; and

     - the board of directors to determine the powers, preferences and rights and the qualifications, limitations and restrictions of our preference shares and to issue the preference shares without shareholder approval.

     Our board of directors may issue preference shares and determine their powers, preferences and rights and their qualifications, limitations and restrictions. The issuance of preference shares may delay, defer or prevent a merger, amalgamation, tender offer or proxy contest involving us.

                                USE OF PROCEEDS

     We estimate the net proceeds from this offering will be approximately $399.5 million, after expenses payable by us in connection with this offering. If the underwriter exercises its over-allotment option in full, we will receive net proceeds of approximately $459.5 million.

     We intend to use the net proceeds from this offering, together with approximately $13.1 million from our working capital, to redeem our outstanding 5% Convertible Subordinated Preferred Equivalent Debentures due 2027 for approximately $412.6 million. If the over-allotment option is exercised, any proceeds not used in connection with the redemption will be used for general corporate purposes, including funding future acquisitions. Pending such use, the net proceeds of this offering will be invested in short-term, investment-grade, interest-bearing securities.

                                 CAPITALIZATION

     The following table sets forth our capitalization as of March 31, 2003 and as adjusted to give effect to our receipt of $399.5 million of net proceeds from the sale of our common shares pursuant to this offering and application of those net proceeds as described under "Use of Proceeds." This table assumes no exercise of the underwriter's over-allotment option and should be read in conjunction with our historical consolidated financial statements and the notes thereto, which are incorporated by reference in this prospectus supplement and the accompanying prospectus.

                                                               AS OF MARCH 31, 2003
                                                              -----------------------
                                                                ACTUAL      ADJUSTED
                                                              ----------   ----------
                                                                  (IN THOUSANDS,
                                                                 EXCEPT PAR VALUE)
Cash........................................................  $   38,469   $   25,407
                                                              ==========   ==========
Short-term borrowings and current portion of long-term
  debt......................................................  $  386,225   $  386,225
Long-term debt..............................................     571,675      571,675
Zero coupon convertible senior debentures...................     544,469      544,469
5% convertible subordinated preferred equivalent
  debentures................................................     402,500           --
Shareholders' equity:
  Common shares (U.S. $1 par value, 500,000 shares
     authorized, 130,946 and 140,946 shares issued before
     and after the offering, respectively)..................  $  130,946   $  140,946
  Capital in excess of par value............................   1,990,718    2,380,218
  Treasury shares, net......................................    (257,970)    (257,970)
  Retained earnings.........................................     295,621      281,955
  Accumulated other comprehensive loss......................    (122,790)    (122,790)
                                                              ----------   ----------
     Total shareholders' equity.............................   2,036,525    2,422,359
                                                              ----------   ----------
Total capitalization........................................  $3,941,394   $3,924,728
                                                              ==========   ==========

                   PRICE RANGE OF COMMON SHARES AND DIVIDENDS

     Our common shares are traded on the New York Stock Exchange under the symbol "WFT." The following table sets forth, for the periods indicated, the high and low sale price per share of our common shares, since the reorganization, and the high and low sale price per share of Weatherford Delaware common stock, prior to the reorganization, in each case as reported on the New York Stock Exchange.

                                                                HIGH       LOW
                                                              --------   --------
                                                              (U.S. $)   (U.S. $)
2001 -- WEATHERFORD DELAWARE
First Quarter...............................................   58.95      42.31
Second Quarter..............................................   60.35      44.40
Third Quarter...............................................   48.25      22.71
Fourth Quarter..............................................   39.15      24.21
2002 -- WEATHERFORD DELAWARE
First Quarter...............................................   49.80      32.55
Second Quarter (through June 26, 2002)......................   54.25      42.73
2002 -- WEATHERFORD BERMUDA
Second Quarter (from June 27, 2002 through June 30, 2002)...   46.20      43.11
Third Quarter...............................................   45.19      33.10
Fourth Quarter..............................................   43.70      34.86
2003 -- WEATHERFORD BERMUDA
First Quarter...............................................   42.67      35.05
Second Quarter..............................................   47.70      37.07

DIVIDEND RIGHTS

     Under Bermuda law, a company's board of directors may declare and pay dividends from time to time unless there are reasonable grounds for believing that the company is, or would after the payment be, unable to pay its liabilities as they become due or that the realizable value of its assets would thereby be less than the aggregate of its liabilities and issued share capital and share premium accounts. Each of our common shares is entitled to dividends if, as and when dividends are declared by its board of directors, subject to any preferred dividend right of the holders of any preference shares. There are no restrictions on our ability to transfer funds (other than funds denominated in Bermuda dollars) in and out of Bermuda or to pay dividends to U.S. residents who are holders of our common shares.

     Any cash dividends payable to our shareholders at any time when the corresponding shares are quoted on The New York Stock Exchange will be paid to American Stock Transfer & Trust Company, our transfer agent in the United States, for disbursement to those holders. We have not declared or paid cash dividends on our common shares since 1984, and we do not anticipate that we will pay any cash dividends on our common shares for the foreseeable future.

                                  UNDERWRITING

     Under, and subject to the terms and conditions of, the underwriting agreement, which we will file as an exhibit to a current report on Form 8-K and incorporate by reference into this prospectus supplement and the accompanying prospectus, Lehman Brothers has agreed to purchase 10,000,000 common shares from us.

     The underwriting agreement provides that Lehman Brothers' obligations to purchase common shares depends on the satisfaction of the conditions contained in the underwriting agreement, including:

     - the representations and warranties made by us to Lehman Brothers are true;

     - there has been no material adverse change in our financial condition or the financial markets; and

     - we deliver customary closing documents to Lehman Brothers.

     Lehman Brothers has agreed to purchase the common shares offered hereby for an aggregate purchase price of $400.0 million. The proceeds to us from the sale of the common shares will be approximately $399.5 million, after expenses payable by us in connection with this offering.

     Lehman Brothers proposes to offer the common shares offered by this prospectus supplement from time to time for sale in one or more transactions in the over-the-counter market, at market prices prevailing at the time of the sale, at prices relating to prevailing market prices or at negotiated prices, subject to prior sale when, if and as delivered to and accepted by Lehman Brothers. In connection with the sale of the common shares offered by this prospectus supplement, Lehman Brothers may be deemed to have received compensation from us in the form of underwriting discounts.

OVER-ALLOTMENT OPTION

     We have granted Lehman Brothers an option to purchase, from time to time until 30 days after the date of the underwriting agreement, in whole or in part, up to an aggregate of an additional 1,500,000 common shares at price of $40.00 per common share. This option may be exercised to cover over-allotments, if any, made in connection with this offering. To the extent that the option is exercised, Lehman Brothers will be obligated, so long as the conditions set forth in the underwriting agreement are satisfied, to purchase these additional common shares, and we will be obligated to sell the additional common shares to Lehman Brothers.

EXPENSES

     We estimate that our out-of-pocket expenses for this offering will be approximately $500,000.

SHORT POSITIONS AND PENALTY BIDS

     Lehman Brothers may engage in over-allotment, syndicate covering transactions, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common shares, in accordance with Rule 104 of Regulation M under the Securities Exchange Act of 1934:

     - Over-allotment involves sales by Lehman Brothers of common shares in excess of the number of common shares Lehman Brothers is obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of common shares over-allotted by Lehman Brothers is not greater than the number of common shares that it may purchase in the over-allotment option. In a naked short position, the number of common shares involved is greater than the number of common shares in the over-allotment option. Lehman Brothers may close out any short position by either exercising its over-allotment option and/or purchasing common shares in the open market.

     - Syndicate covering transactions involve purchases of the common shares in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of common shares to close out the short position, Lehman Brothers will consider, among other things, the price of common shares available for purchase in the open market as compared to the price at which it may purchase common shares through the over-allotment option. If Lehman Brothers sells more common shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying common shares in the open market. A naked short position is more likely to be created if Lehman Brothers is concerned that there could be downward pressure on the price of the common shares in the open market after pricing that could adversely affect investors who purchase in the offering.

     - Penalty bids permit Lehman Brothers to reclaim a selling concession from another broker-dealer when the common shares originally sold by the broker-dealer are purchased in a syndicate covering transaction to cover syndicate short positions.

     These syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common shares or preventing or retarding a decline in the market price of our common shares. As a result, the price of our common shares may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

     Neither we nor Lehman Brothers makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common shares.

NO SALE OF SIMILAR SECURITIES

     We have agreed that we will not, and we have agreed to use our reasonable best efforts to cause our executive officers and directors to agree not to, subject to limited exceptions, directly or indirectly, sell, offer, pledge or otherwise dispose of any common shares or any securities convertible into or exchangeable for common shares or enter into any derivative transaction with similar effect as a sale of common shares for a period of 60 days after the date of this prospectus supplement without the prior written consent of Lehman Brothers. The restrictions described in this paragraph do not apply, among other things, to the sale of common shares to Lehman Brothers or to the sale or issuance of common shares in connection with employee benefit plans, options and warrants or any other obligations existing as of the date of this prospectus supplement.

LISTING

     Our common shares are listed on the New York Stock Exchange under the symbol "WFT".

INDEMNIFICATION

     We have agreed to indemnify Lehman Brothers against certain liabilities, including liabilities under the Securities Act of 1933.

STAMP TAXES

     Purchasers of the common shares offered by this prospectus supplement may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase.

ELECTRONIC DISTRIBUTIONS

     A prospectus supplement and accompanying prospectus in electronic format may be made available on the Internet sites or through other online services maintained by Lehman Brothers and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online.

     Other than the prospectus supplement and accompanying prospectus in electronic format, the information on Lehman Brothers' web site and any information contained in any other web site maintained by Lehman Brothers is not part of the prospectus supplement, accompanying prospectus or the registration statement of which this prospectus supplement and accompanying prospectus form a part and has not been approved and/or endorsed by us or Lehman Brothers in its capacity as underwriter and should not be relied upon by investors.

OTHER RELATIONSHIPS

     Lehman Brothers has performed certain investment banking and advisory services for us from time to time for which it has received customary fees and expenses. Lehman Brothers may, from time to time in the future, engage in transactions with and perform services for us in the ordinary course of its business. Two of our directors, David J. Butters and Robert B. Millard, are managing directors of Lehman Brothers.

                                 LEGAL MATTERS

     The validity of the issuance of the common shares offered by this prospectus supplement and the accompanying prospectus will be passed upon for us by Conyers Dill & Pearman, our special Bermuda counsel. Certain additional legal matters relating to the offering of the common shares will be passed on for us by Andrews & Kurth L.L.P., Houston, Texas. Certain legal matters relating to the offering of the common shares will be passed upon for Lehman Brothers by Fulbright & Jaworski L.L.P., Houston, Texas. Fulbright & Jaworski L.L.P. provides services to us on matters unrelated to the offering of the common shares.

                                    EXPERTS

     The consolidated financial statements and the related consolidated financial statement schedule of Weatherford International Ltd., the successor of Weatherford International, Inc., and its subsidiaries as of December 31, 2002 and 2001 and for each of the two fiscal years in the period ended December 31, 2002 appearing in Weatherford International Ltd.'s Annual Report (Form 10-K) for the year ended December 31, 2002, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements and consolidated financial statement schedule are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

     The consolidated financial statements as of December 31, 2000 and for the year ended December 31, 2000 appearing in Weatherford International, Inc.'s Annual Report on Form 10-K incorporated by reference in this prospectus supplement have been audited by Arthur Andersen LLP, independent public accountants, as set forth in their report. Arthur Andersen LLP has not consented to the inclusion of their report in this prospectus supplement, and we have dispensed with the requirement to file their consent in reliance upon Rule 437a of the Securities Act of 1933. Because Arthur Andersen LLP has not consented to the inclusion of their report in this prospectus supplement, you will not be able to recover against Arthur Andersen LLP under Section 11 of the Securities Act for any untrue statements of a material fact contained in the financial statements audited by Arthur Andersen LLP or any omissions to state a material fact required to be stated therein.

     The consolidated financial statements and the related consolidated financial statement schedule of Universal Compression Holdings, Inc. and its subsidiaries as of March 31, 2003 and 2002 and for the years then ended incorporated in this prospectus supplement by reference from Universal Compression Holdings, Inc.'s Annual Report on Form 10-K for the year ended March 31, 2003 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

PROSPECTUS

                                  $750,000,000

                         WEATHERFORD INTERNATIONAL LTD.
                             SENIOR DEBT SECURITIES
                          SUBORDINATED DEBT SECURITIES
                               PREFERENCE SHARES
                                 COMMON SHARES
                                    WARRANTS
                                     UNITS
                                   GUARANTEES
                             ---------------------

                        WEATHERFORD INTERNATIONAL, INC.
                             SENIOR DEBT SECURITIES
                          SUBORDINATED DEBT SECURITIES
                                   GUARANTEES
                             ---------------------

Weatherford International Ltd. may offer and sell from time to time in one or more offerings:

    (1) unsecured debt securities consisting of senior notes and debentures, subordinated notes and debentures and/or other unsecured evidences of indebtedness, whether senior or subordinated, in one or more series (including medium-term notes, or MTNs), which may be convertible into or exchangeable for preference shares or common shares;

    (2) preference shares, in one or more series, which may be convertible into or exchangeable for debt securities or common shares;

    (3) common shares;

    (4) warrants to purchase our common shares, preference shares, debt securities, or units, or debt securities of Weatherford International, Inc., or to purchase or sell securities of a third party, currencies or commodities;

    (5) units consisting of any combination of our common shares, preference shares, debt securities, or warrants, or debt securities of Weatherford International, Inc.; and/or

    (6) guarantees of debt securities issued by Weatherford International, Inc.

    Weatherford International, Inc. may offer and sell from time to time in one or more offerings:

    (1) unsecured debt securities consisting of senior notes and debentures, subordinated notes and debentures and/or other unsecured evidences of indebtedness, whether senior or subordinated, in one or more series (including medium-term notes, or MTNs), which may be convertible into or exchangeable for preference shares or common shares; and

    (2) guarantees of debt securities issued by Weatherford International Ltd.

    The aggregate initial offering price of the securities that we and Weatherford International, Inc. may offer will not exceed $750,000,000. We and/or Weatherford International, Inc. will offer the securities in amounts, at prices and on terms to be determined by market conditions at the time of our offerings.

    We and/or Weatherford International, Inc. will provide the specific terms of the securities in supplements to this prospectus. You should read this prospectus and the related prospectus supplement carefully before you invest in any of our or Weatherford International, Inc.'s securities. This prospectus may not be used to consummate sales of our or Weatherford International Inc.'s securities unless it is accompanied by a prospectus supplement.

    The common shares of Weatherford International Ltd. are listed for trading on the New York Stock Exchange under the symbol "WFT." On October 14, 2002, the last reported sales price for the common shares on the New York Stock Exchange was $39.80 per share.
                             ---------------------

    YOU SHOULD CAREFULLY REVIEW AND CONSIDER THE INFORMATION UNDER THE HEADINGS "FORWARD-LOOKING STATEMENTS" BEGINNING ON PAGE 2 AND "RISK FACTORS" BEGINNING ON PAGE 7 OF THIS PROSPECTUS.
                             ---------------------

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                The date of this prospectus is October 28, 2002.

                               TABLE OF CONTENTS

About this Prospectus.......................................     1
Where You Can Find More Information.........................     1
Forward-Looking Statements..................................     2
Weatherford International Ltd...............................     5
Weatherford International, Inc. ............................     5
Recent Developments.........................................     5
Risk Factors................................................     7
Use of Proceeds.............................................     8
Ratios of Earnings to Fixed Charges.........................     9
Description of Our Debt Securities..........................     9
Description of Weatherford Delaware's Debt Securities.......    16
Description of Share Capital................................    16
Description of Warrants.....................................    20
Description of Units........................................    21
Certain Tax Considerations..................................    21
Plan of Distribution........................................    31
Legal Matters...............................................    32
Experts.....................................................    33

                             ABOUT THIS PROSPECTUS

     In this prospectus, unless otherwise indicated, when we refer to Weatherford Bermuda and use phrases such as "we" and "us", we are generally referring to Weatherford International Ltd. and its subsidiaries as a whole or on a division basis depending on the context in which the statements are made, and when we refer to Weatherford Delaware, we are referring to Weatherford International, Inc., our predecessor company and our wholly owned, indirect subsidiary.

     This prospectus is part of a registration statement that we and Weatherford Delaware filed with the Securities and Exchange Commission, or the SEC using a "shelf" registration process. Under this shelf registration process, we and/or Weatherford Delaware may sell different types of securities described in this prospectus in one or more offerings up to a total offering amount of $750,000,000. This prospectus provides you with a general description of the securities we and/or Weatherford Delaware may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering and the securities offered by us and/or Weatherford Delaware in that offering. The prospectus supplement may also add, update or change information in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described below under the heading "Where You Can Find More Information".

     UNDER NO CIRCUMSTANCES SHOULD THE DELIVERY TO YOU OF THIS PROSPECTUS OR ANY EXCHANGE OR REDEMPTION MADE PURSUANT TO THIS PROSPECTUS CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED IN THIS PROSPECTUS IS CORRECT AS OF ANY TIME AFTER THE DATE OF THIS PROSPECTUS.

                      WHERE YOU CAN FIND MORE INFORMATION

     We and Weatherford Delaware file annual, quarterly and special reports, proxy statements and other information with the SEC pursuant to the Securities Exchange Act of 1934. You may inspect and copy those reports, proxy statements and other information at the Public Reference Room of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

     The SEC maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding us and Weatherford Delaware. You can also inspect and copy those reports, proxy and information statements and other information regarding Weatherford Bermuda at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005, the exchange on which our common shares are listed.

     We and Weatherford Delaware have filed with the SEC a registration statement on Form S-3 covering the securities offered by this prospectus. This prospectus is only a part of the registration statement and does not contain all of the information in the registration statement. For further information on us, Weatherford Delaware and the securities that may be offered, please review the registration statement and the exhibits that are filed with it. Statements made in this prospectus that describe documents may not necessarily be complete. We recommend that you review the documents that we have filed with the registration statement to obtain a more complete understanding of those documents.

     The SEC allows us and Weatherford Delaware to "incorporate by reference" information into this prospectus, which means that we and Weatherford Delaware can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information in this prospectus or in any prospectus supplement. This prospectus incorporates by reference the documents set forth below that we and Weatherford Delaware previously filed with the SEC. These documents contain important information about us and Weatherford Delaware.

     The following documents that we have filed with the SEC (File No. 1-13086 for Weatherford Delaware and File No. 1-31339 for Weatherford Bermuda) are incorporated by reference into this prospectus:

     - Weatherford Delaware's Annual Report on Form 10-K for the year ended December 31, 2001;

     - Weatherford Delaware's Quarterly Reports on Form 10-Q for the quarters ended March 31, 2002 and June 30, 2002;

     - Weatherford Delaware's Current Reports on Form 8-K dated January 30, 2002, March 1, 2002, April 5, 2002, April 23, 2002, June 26, 2002, August
       9, 2002 and October 8, 2002;

     - Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2002;

     - Our Current Reports on Form 8-K dated June 26, 2002, July 21, 2002, August 9, 2002 and October 8, 2002; and

     - The description of our common shares contained in our Registration Statement on Form S-4, filed with the SEC on April 5, 2002, as amended by Pre-Effective Amendment No. 1 filed with the SEC on May 22, 2002 (Registration No. 333-85644).

     All documents that we and Weatherford Delaware file pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus or after the date of the registration statement of which this prospectus forms a part and prior to effectiveness of the registration statement will be deemed to be incorporated in this prospectus by reference and will be a part of this prospectus from the date of the filing of the document. Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes that statement. Any statement that is modified or superseded will not constitute a part of this prospectus, except as modified or superseded.

     We will provide without charge to each person, including any beneficial owner, to whom a copy of this prospectus has been delivered, upon written or oral request, a copy of any or all of the documents incorporated by reference in this prospectus, other than the exhibits to those documents, unless the exhibits are specifically incorporated by reference into the information that this prospectus incorporates. You should direct a request for copies to us at First Floor, Trident House, Lower Broad Street, Bridgetown, Barbados, Attention:
Secretary (telephone number: (246) 427-3174) or c/o Weatherford International, Inc., 515 Post Oak Blvd., Suite 600, Houston, Texas 77027 (telephone number:
(713) 693-4000) Attention: Investor Relations.

                           FORWARD-LOOKING STATEMENTS

     This prospectus, our and Weatherford Delaware's filings with the SEC and our and Weatherford Delaware's public releases contain statements relating to our future results, including certain projections and business trends. These statements may constitute "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Certain risks and uncertainties may cause actual results to be materially different from projected results contained in forward-looking statements in this prospectus and in our other disclosures. These risks and uncertainties include, but are not limited to, the following factors, as well as the factors discussed in the documents incorporated by reference into this prospectus:

     - A downturn in market conditions could affect our projected results. Any material changes in oil and gas supply and demand balance, oil and gas prices, rig count or other market trends would affect our results and would likely affect the forward-looking information provided by us. The oil and gas industry is extremely volatile and subject to change based on political and economic factors outside our control. Through the beginning of 2002, there was a general decrease in prices for oil and natural gas, reflecting diminished demand attributable to political and economic issues. In the last few months, there has been a modest increase and stabilization of prices for oil and natural gas. If an extended regional and/or worldwide recession would occur, it would result in lower demand and lower prices for oil and gas, which would adversely affect our revenues and income. At this time, we have assumed that there will not be any material increases in worldwide demand during the remainder of 2002 and increases will be modest throughout the first half of 2003.

     - Our results are dependent upon our ability to react to the current market environment. During the fourth quarter of 2001 and 2002 to date, we implemented a number of programs intended to reduce costs and align our cost structure with the current market environment. Our forward-looking statements assume these measures will generate the savings expected and, if the markets continue to decline, that any additional actions we pursue will be adequate to achieve the desired savings.

     - A material disruption in our manufacturing could adversely affect some divisions of our business. Our forward-looking statements assume that any manufacturing expansion or consolidation will be completed without any material disruptions. If there are any disruptions or excess costs associated with manufacturing changes, our results could be adversely affected.

     - Our success is dependent upon the integration of acquisitions. We have consummated acquisitions of several product lines and businesses. The success of our acquisitions will be dependent on our ability to integrate the product lines and businesses with our existing businesses and eliminate duplicative costs. We incur various duplicative costs during the integration of the operations of acquired businesses into our operations. Our forward-looking statements assume the successful integration of the operations of the acquired businesses; however, there can be no assurance that the expected benefits of these acquisitions will materialize. Integration of acquisitions is something that cannot occur in the short-term and that requires constant effort at the local level to be successful. Accordingly, there can be no assurance as to the ultimate success of these integration efforts.

     - Our long-term growth strategy is dependent upon technological advances. Our ability to succeed with our long-term growth strategy is dependent in part on the technological competitiveness of our products and services. A central aspect of our growth strategy is to enhance the technology of our current products and services, to obtain new technologically-advanced, value-added products through internal research and development and/or acquisitions and to then expand the markets for the technology through the leverage of our worldwide infrastructure. These technological advances include, but are not limited to, our underbalanced drilling technology, expandable technology, production optimization and fiber optic sensor technology. Our forward-looking statements have assumed above-average growth from these new products and services.

     - Changes in tax laws related to our corporate reorganization could have an adverse effect on our financial results. Any change in tax laws, tax treaties or tax regulations or the interpretation or enforcement thereof or differing interpretation or enforcement of applicable law by the U.S. Internal Revenue Service or other taxing authorities could affect our corporate reorganization. The U.S. Congress introduced legislation with retroactive effects, which could substantially reduce or eliminate the tax benefits resulting from the reorganization.

     - Unanticipated costs or nonrealization of expected benefits from our corporate reorganization could affect our projected results. An inability to realize expected benefits of the reorganization (as discussed below under "Recent Developments") within the anticipated time frame, or at all, would likely affect the impact of our corporate reorganization. Similarly, any cost or difficulty related to the reorganization and related transactions, which could be greater than expected or thought, would also affect our corporate reorganization.

     - A sustained decline in the fair value of our investment in Universal that is other than temporary would adversely affect our projected results. We can make no assurances that there will not be a sustained decline in value of our investment in Universal or that any such decline would be temporary. Any sustained decline may result in a write-down in the carrying value of our investment in Universal.

     - The cyclical nature of or a prolonged downturn in our industry could affect the carrying value of our goodwill. As of June 30, 2002, we had approximately $1.4 billion of goodwill. Our estimates of the values of these assets could be reduced in the future as a result of various factors in or beyond our control. Any reduction in the value of these assets would reduce our reported income or increase our reported loss and reduce our total assets and shareholders' or stockholders' equity in the year in which the reduction is recognized.

     - Currency fluctuations could have a material adverse financial impact on our business. A material decline in currency rates in our markets could affect our future results as well as affect the carrying values of our assets. World currencies have been subject to much volatility. Our forward-looking statements assume no material impact from future changes in currencies.

     - Political disturbances, war, terrorist attacks and changes in global trade policies could adversely impact our operations. We have assumed that there will be no material political disturbances, war, or terrorist attacks and that there will be no material changes in global trade policies. On October 11, 2002, the U.S. Congress passed a resolution authorizing the President of the United States to use the armed forces of the United States as he determines to be necessary and appropriate in order to (1) defend the national security of the United States against the continuing threat posed by Iraq, and (2) enforce all relevant United Nation Security Council resolutions regarding Iraq. Any military action undertaken by the United States or other countries against Iraq could adversely affect our results of operations.

     - Unexpected litigation and legal disputes could have a material adverse financial impact. If we experience unexpected litigation or unexpected results in our existing litigation that have a material effect on our financial results, the accuracy of the forward-looking statements would be affected. Our forward-looking statements assume that there will be no such unexpected litigation or results.

     Finally, our and Weatherford Delaware's future results will depend upon various other risks and uncertainties, including, but not limited to, those detailed in our and Weatherford Delaware's other filings with the SEC. For additional information regarding risks and uncertainties, please read our and Weatherford Delaware's other current filings with the SEC under the Exchange Act and the Securities Act, particularly under "Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations" in our and Weatherford Delaware's Quarterly Reports on Form 10-Q for the quarter ended June 30, 2002 and "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" in Weatherford Delaware's Annual Report on Form 10-K for the year ended December 31, 2001. These filings are available free of charge at the SEC's website at www.sec.gov.

     All subsequent written and oral forward-looking statements attributable to us or Weatherford Delaware or any person acting on our or Weatherford Delaware's behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. We and Weatherford Delaware undertake no obligation to publicly release the result of any revisions to any such forward-looking statements that may be made to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

                         WEATHERFORD INTERNATIONAL LTD.

     We, together with our subsidiaries, are one of the world's leading providers of equipment and services used for the drilling, completion and production of oil and natural gas wells. We were formed as a Bermuda exempted company on April 2, 2002 and became the parent company of Weatherford Delaware as part of a reorganization effected on June 26, 2002. Weatherford Delaware, as we know it today, was formed in connection with the May 1998 merger of Weatherford Enterra, Inc. into EVI, Inc. Weatherford Delaware was incorporated under the laws of Delaware in 1972. Many of our businesses, including those of Weatherford Enterra, have been conducted for more than 50 years.

     We conduct operations in approximately 100 countries and have approximately 485 service and sales locations, which are located in nearly all of the oil and natural gas producing regions in the world. We are among the leaders in each of our primary markets, and our distribution and service network is one of the most extensive in the industry.

     Our business is conducted through three principal operating divisions:

     - Drilling and Intervention Services -- This division provides (1) drilling systems, (2) well installation services, (3) cementing products and (4) underbalanced drilling. It is a leader in each of these markets, and this division offers its products and services worldwide.

     - Completion Systems -- This division provides a full range of completion products and services. It maintains a growing share of the world's completion market and offers leading proprietary and patented technologies, such as our expandable systems, aimed at minimizing formation damage and maximizing production.

     - Artificial Lift Systems -- This division is the only organization in the world that is able to provide all forms of artificial lift used primarily for the production of oil. It also provides production optimization services and automation and monitoring of well head production.

     In addition to the above operations, we historically operated a Compression Services Division and a Drilling Products Division. In February 2001, Weatherford Delaware completed the merger of essentially all of our Compression Services Division into a subsidiary of Universal Compression Holdings, Inc. in exchange for 13.75 million shares of Universal, or approximately 45% of Universal's currently outstanding common stock. In April 2000, Weatherford Delaware completed the spin-off to its stockholders of our Drilling Products Division through a distribution of the stock of our Grant Prideco, Inc. subsidiary. Grant Prideco's operations have been classified as discontinued in our financial statements.

                        WEATHERFORD INTERNATIONAL, INC.

     Weatherford Delaware is an indirect, wholly owned subsidiary of Weatherford Bermuda. Weatherford Bermuda currently conducts substantially all of its operations through Weatherford Delaware and its subsidiaries.

                              RECENT DEVELOPMENTS

     On June 26, 2002, Weatherford Bermuda became the parent holding company of Weatherford Delaware as the result of a corporate reorganization effected through the merger of a subsidiary with and into Weatherford Delaware. Each share of Weatherford Delaware issued immediately prior to the effective time of the merger automatically converted into the right to receive a common share of Weatherford Bermuda. Thus, the stockholders of Weatherford Delaware became the shareholders of Weatherford Bermuda which, together with its subsidiaries, continues to be engaged in the same business that Weatherford Delaware and its subsidiaries were engaged in before the merger.

     Although we are incorporated under Bermuda law, we are legally managed and controlled through an executive office located in Barbados and consequently are resident in Barbados. We are registered as an external company in Barbados under the Barbados Companies Act, Cap. 308 of the laws of Barbados, and licensed to operate as an "International Business Company" or "IBC." As a resident of Barbados, we should be entitled to the benefits under the income tax treaty entered into between the United States and Barbados.

     We will continue to conduct the business previously conducted by Weatherford Delaware and its subsidiaries. We consummated the reorganization because international activities are an important part of our current business, and we believe that international operations will account for a greater percentage of our total revenues in the future. Expansion of our international business is an important part of our current business strategy and significant growth opportunities exist in the international marketplace. We believe that reorganizing as a Bermuda company will allow us to implement our business strategy more effectively. In addition, we believe that the reorganization should increase our access to international capital markets and acquisition opportunities, increase our attractiveness to non-U.S. investors, improve our global cash management, improve our global tax position and result in a more favorable corporate structure for expansion of our current business.

     It is important to note that the United States Congress is considering legislation that, if enacted, would have the effect of eliminating or reducing the anticipated tax benefits of the reorganization. As a result of the increased scrutiny of transactions such as our reorganization, changes in the tax laws, tax treaties or tax regulations may occur, with prospective or retroactive effect, which could eliminate or substantially reduce the anticipated tax benefits of the reorganization or have a material adverse effect on the tax consequences of the reorganization to Weatherford Bermuda.

                                  RISK FACTORS

     The securities to be offered by this prospectus may involve a high degree of risk. When considering an investment in any of these securities, you should consider carefully the following factors, and any risks that may be set forth in the prospectus supplement relating to a specific security, as well as the other information set forth or incorporated by reference in this prospectus, (including the risks and other disclosure that are presented in (i) Weatherford Delaware's Annual Report on Form 10-K for the year ended December 31, 2001, (ii) Weatherford Delaware's Quarterly Reports on Form 10-Q for the quarters ended March 31, 2002 and June 30, 2002, (iii) Weatherford Delaware's definitive proxy statement, filed with the SEC on May 22, 2002 (which also contains a prospectus relating to our common shares) and (iv) our Quarterly Report on Form 10-Q for the quarter ended June 30, 2002, under the headings "Forward-looking Statements", "Risk Factors" in Weatherford Delaware's Form 10-K and "Exposures" in ours and Weatherford Delaware's Form 10-Q.

LOW OIL AND GAS PRICES ADVERSELY AFFECT DEMAND FOR OUR PRODUCTS AND SERVICES.

     Low oil and gas prices adversely affect demand throughout the oil and natural gas industry, including the demand for our products and services. As prices decline, we are affected in two significant ways. First, the funds available to our customers for the purchases of goods and services decline. Second, exploration and drilling activity declines as marginally profitable projects become uneconomic and either are delayed or eliminated. Accordingly, when oil and gas prices are relatively low, our revenues and income will be adversely affected.

THE MARKET PRICE OF OUR COMMON SHARES MAY FLUCTUATE.

     Historically, the market price of the common stock or common shares, as the case may be, of companies engaged in the oil and gas industry has been highly volatile. Likewise, the market price of our common shares and Weatherford Delaware's common stock has varied significantly in the past. News announcements and changes in oil and natural gas prices, changes in the demand for oil and natural gas exploration and changes in the supply and demand for oil and natural gas have all been factors that have affected the price of our common shares and Weatherford Delaware's common stock.

CUSTOMER CREDIT RISKS COULD RESULT IN LOSSES.

     The concentration of our customers in the energy industry may impact our overall exposure to credit risk, either positively or negatively, in that customers may be similarly affected by prolonged changes in economic and industry conditions. We perform ongoing credit evaluations of our customers and do not generally require collateral in support of our trade receivables. We maintain reserves for potential credit losses and, generally, actual historical losses have been consistent with our expectations.

UNINSURED JUDGMENTS OR A RISE IN INSURANCE PREMIUMS COULD ADVERSELY IMPACT OUR RESULTS.

     Although we maintain insurance to cover potential claims and losses, we could become subject to a judgment for which we are not adequately insured. Additionally, the terrorist attacks that occurred in the U.S. last year may adversely impact our ability to obtain insurance or impact the cost of such insurance, which may adversely impact our results of operations.

UNINSURED CLAIMS AND LITIGATION COULD ADVERSELY IMPACT OUR RESULTS.

     In the ordinary course of business, we become the subject of various claims and litigation. We maintain insurance to cover many of our potential losses and we are subject to various self-retentions and deductibles with respect to our insurance. Although we are subject to various ongoing items of litigation, we do not believe that any of the items of litigation that we are currently subject to will result in any material uninsured losses to us. However, it is possible that an unexpected judgment could be rendered against us in cases in which we could be uninsured and beyond the amounts that we currently have reserved or anticipate incurring.

     We are also subject to various federal, state and local laws and regulations relating to the energy industry in general and the environment in particular. Environmental laws have in recent years become more stringent and have generally sought to impose greater liability on a larger number of potentially responsible parties. While we are not currently aware of any situation involving an environmental claim which would be likely to have a material adverse effect on our business, it is always possible that an environmental claim with respect to one or more of our current businesses or a business or property that one of our predecessors owned or used could arise and could involve the expenditure of a material amount of funds.

WE HAVE SIGNIFICANT FOREIGN OPERATIONS THAT WOULD BE ADVERSELY IMPACTED IN THE EVENT OF WAR, POLITICAL DISRUPTION, CIVIL DISTURBANCE OR CHANGES IN GLOBAL TRADE POLICIES.

     Like most multinational oilfield service companies, we have operations in certain international areas, including parts of the Middle East, North and West Africa, Latin America, the Asia-Pacific region and the Commonwealth of Independent States that are inherently subject to risks of war, political disruption, civil disturbance and changes in global trade policies that may:

     - disrupt oil and gas exploration and production activities;

     - negatively impact results of operations;

     - restrict the movement of funds;

     - inhibit our ability to collect receivables;

     - lead to U.S. government or international sanctions; and

     - limit access to markets for periods of time.

OUR SIGNIFICANT OPERATIONS IN FOREIGN COUNTRIES EXPOSE US TO CURRENCY FLUCTUATION RISKS.

     A single European currency, the Euro, was introduced on January 1, 1999, at which time the conversion rates between legacy currencies and the Euro were set for 11 participating member countries. However, the legacy currencies in those countries continued to be used as legal tender through January 1, 2002. Thereafter, the legacy currencies were canceled, and the Euro bills and coins are now used. The transition to the Euro did not have a significant impact on our consolidated financial statements or our business operations.

     Approximately 30.0% of our net assets are located outside the U.S. and are carried on our books in local currencies. Changes in those currencies in relation to the U.S. Dollar result in translation adjustments which are reflected as accumulated other comprehensive loss in the shareholders' equity section on our consolidated balance sheet. Changes in currencies also result in the recognition of remeasurement and transactional gains and losses in our consolidated statements of operations. Such remeasurement and transactional gains and losses may adversely impact our results of operations.

     In certain foreign countries, a component of our cost structure is U.S. dollar denominated, whereas our revenues are partially local currency based, therefore a devaluation of the local currency would adversely impact our operating margins.

                                USE OF PROCEEDS

     Unless otherwise specified in a prospectus supplement, we will use the net proceeds received by us from the sale of the securities offered by this prospectus to finance acquisitions, refinance certain existing indebtedness and for general corporate purposes. We may invest funds not required immediately for such purposes in marketable securities and short-term investments.

                      RATIOS OF EARNINGS TO FIXED CHARGES

     The following table sets forth our and Weatherford Delaware's ratios of earnings to fixed charges for the periods shown. As Weatherford Delaware is the predecessor company to us, for periods prior to June 30, 2002, only Weatherford Delaware's ratios of earnings to fixed charges are presented. Our ratio of earnings to fixed charges on a consolidated basis is shown for the six months ended June 30, 2002. You should read these ratios of earnings to fixed charges in connection with our and Weatherford Delaware's consolidated financial statements, including the notes to those statements, incorporated by reference in this prospectus. We and Weatherford Delaware have no preferred stock dividend obligations, accordingly our ratios of earnings to combined fixed charges and preference share dividend requirements would be the same as our ratios of earnings to fixed charges set forth below.

                                           WEATHERFORD DELAWARE                     WEATHERFORD BERMUDA
                         --------------------------------------------------------   -------------------
                                YEAR ENDED DECEMBER 31,          SIX MONTHS ENDED    SIX MONTHS ENDED
                         -------------------------------------       JUNE 30,            JUNE 30,
                         1997    1998    1999    2000    2001          2001                2002
                         -----   -----   -----   -----   -----   ----------------   -------------------
Ratio of Earnings to
  Fixed Charges........   6.00x     --    1.52x   1.99x   4.79x        5.03x                3.48x

     For the year ended December 31, 1998, earnings before fixed charges were inadequate to cover fixed charges by $6.7 million. For the six months ended June 30, 2002, Weatherford Delaware's earnings were inadequate to cover fixed charges by $70.6 million.

     For purposes of computing the ratio of earnings to fixed charges, earnings are divided by fixed charges. "Earnings" represent the aggregate of (a) our earnings (loss) before income taxes, minority interest, extraordinary charges, discontinued operations and equity in earnings of unconsolidated investees and
(b) fixed charges, net of interest capitalized (c) plus distributed income from equity investments. "Fixed charges" represent interest (whether expensed or capitalized), the amortization of capitalized debt costs and original issue discount and that portion of rental expense on operating leases deemed to be the equivalent of interest.

                       DESCRIPTION OF OUR DEBT SECURITIES

     Any debt securities we offer under a prospectus supplement will be our direct unsecured general obligations. The debt securities will be either senior debt securities or subordinated debt securities (and may include medium-term notes, or MTNs). The debt securities will be issued under one or more separate indentures between us and a banking or financial institution, as trustee. Senior debt securities will be issued under a senior indenture, and subordinated debt securities will be issued under a subordinated indenture. Together, the senior indenture and the subordinated indenture are called "indentures."

     We have summarized selected provisions of the indentures below. The following summary is a description of the material provisions of the indentures. It does not restate those agreements in their entirety. We urge you to read each of the indentures because, each one, and not this description, defines the rights of holders of debt securities. A senior indenture and a subordinated indenture have been filed as exhibits to this registration statement.

GENERAL

     The debt securities will be our direct, unsecured obligations. The senior debt securities will rank equally with all of our other senior unsecured and unsubordinated debt. The subordinated debt securities will have a junior position to all of our senior debt.

     We conduct a substantial part of our operations through our subsidiaries. To the extent of such operations, holders of debt securities will have a position junior to the prior claims of creditors of our subsidiaries, including trade creditors, debtholders, secured creditors, taxing authorities and guarantee holders, and any preference shareholders, except to the extent that we may ourself be a creditor with recognized claims against any subsidiary. Our ability to pay the principal, premium, if any, and interest on any debt securities is, to a large extent, dependent upon the payment to us of dividends, debt principal and interest or other charges by our subsidiaries.

     A prospectus supplement and an indenture relating to any series of debt securities being offered will include specific terms relating to the offering. These terms will include some or all of the following:

     - The title and type of the debt securities;

     - The total principal amount of the debt securities;

     - The percentage of the principal amount at which the debt securities will be issued and any payments due if the maturity of the debt securities is accelerated;

     - The dates on which the principal of the debt securities will be payable;

     - The interest rate which the debt securities will bear and the interest payment dates for the debt securities;

     - Any conversion or exchange features;

     - Any optional redemption periods;

     - Any sinking fund or other provisions that would obligate us to repurchase or otherwise redeem some or all of the debt securities;

     - Any provisions granting special rights to holders when a specified event occurs;

     - Any changes to or additional events of default or covenants;

     - Any special tax implications of the debt securities, including provisions for original issue discount securities, if offered; and

     - Any other terms of the debt securities.

     None of the indentures will limit the amount of debt securities that may be issued. Each indenture will allow debt securities to be issued up to the principal amount that may be authorized by us and may be in any currency or currency unit designated by us.

     Debt securities of a series may be issued in registered, coupon or global form.

GUARANTEE BY WEATHERFORD DELAWARE

     If the applicable prospectus supplement relating to a series of our senior debt securities provides that those senior debt securities will have the benefit of a guarantee by Weatherford Delaware, payment of the principal, premium, if any, and interest on those senior debt securities will be unconditionally guaranteed on an unsecured, unsubordinated basis by Weatherford Delaware. The guarantee of senior debt securities will rank equally in right of payment with all of the unsecured and unsubordinated indebtedness of Weatherford Delaware.

     If the applicable prospectus supplement relating to a series of our subordinated debt securities provides that those subordinated debt securities will have the benefit of a guarantee by Weatherford Delaware, payment of the principal, premium, if any, and interest on those subordinated debt securities will be unconditionally guaranteed on an unsecured, subordinated basis by Weatherford Delaware. The guarantee of the subordinated debt securities will be subordinated in right of payment to all of Weatherford Delaware's existing and future senior indebtedness (as defined in the related prospectus supplement), including any guarantee of the senior debt securities, to the same extent and in the same manner as the subordinated debt securities are subordinated to our senior indebtedness (as defined in the related prospectus supplement). See "Subordination" below.

     The obligations of Weatherford Delaware under any such guarantee will be limited as necessary to prevent the guarantee from constituting a fraudulent conveyance or fraudulent transfer under applicable law.

DENOMINATIONS

     The prospectus supplement for each issuance of debt securities will state that the securities issued in registered form will be issued in registered form of $1,000 each or multiples thereof.

SUBORDINATION

     Under a subordinated indenture, payment of the principal, interest and any premium on the subordinated debt securities will generally be subordinated and junior in right of payment to the prior payment in full of all senior debt. The subordinated indenture will provide that no payment of principal, interest and any premium on the subordinated debt securities may be made in the event:

     - of any insolvency, bankruptcy or similar proceeding involving us or our property; or

     - we fail to pay the principal, interest, any premium or any other amounts on any senior debt when due.

     The subordinated indenture will not limit the amount of senior debt that we may incur.

     "Senior debt" includes all notes or other unsecured evidences of indebtedness, including guarantees given by us, for money borrowed by us, not expressed to be subordinate or junior in right of payment to any of our other indebtedness.

     In addition, our assets consist primarily of the capital stock of our subsidiaries. Accordingly, we will depend on dividends and other distributions from our subsidiaries in order to make payments on our debt securities and any guarantees we issue. As a result, our indebtedness will be effectively junior to the debt and other liabilities of our subsidiaries, including Weatherford Delaware.

MERGERS AND SALE OF ASSETS

     Each indenture will provide that we may not consolidate or amalgamate with or merge into any other person or convey, transfer or lease our properties and assets substantially as an entirety to another person, unless:

     - the successor or resulting person assumes all of our obligations under the indentures; and

     - we or the successor or resulting person will not immediately be in default under the indentures.

     Upon the assumption of our obligations by a successor or resulting person, subject to certain exceptions, we will be discharged from all obligations under the indentures.

MODIFICATION OF INDENTURES

     Each indenture will provide that our rights and obligations and the rights of the holders may be modified with the consent of the holders of a majority in aggregate principal amount of the outstanding debt securities of each series affected by the modification. No modification of the principal or interest payment terms, and no modification reducing the percentage required for modifications, will be effective against any holder without its consent.

EVENTS OF DEFAULT

     "Event of default," when used in an indenture, will mean any of the following:

     - failure to pay the principal of or any premium on any debt security when due;

     - failure to deposit any sinking fund payment when due;

     - failure to pay interest on any debt security for 30 days;

     - failure to perform any other covenant in the indenture that continues for 90 days after being given written notice;

     - certain events in bankruptcy, insolvency or reorganization of us; or

     - any other event of default included in any indenture or supplemental indenture.

     An event of default for a particular series of debt securities does not necessarily constitute an event of default for any other series of debt securities issued under an indenture. The trustee may withhold notice to the holders of debt securities of any default (except in the payment of principal or interest) if it considers such withholding of notice to be in the best interests of the holders.

     If an event of default for any series of debt securities occurs and continues, the trustee or the holders of a specified percentage in aggregate principal amount of the debt securities of the series may declare the entire principal of all the debt securities of that series to be due and payable immediately. If this happens, subject to certain conditions, the holders of a specified percentage of the aggregate principal amount of the debt securities of that series can void the declaration.

     Other than its duties in case of a default, a trustee is not obligated to exercise any of its rights or powers under any indenture at the request, order or direction of any holders, unless the holders offer the trustee reasonable indemnification. If they provide this reasonable indemnification, the holders of a majority in principal amount of any series of debt securities may direct the time, method and place of conducting any proceeding or any remedy available to the trustee, or exercising any power conferred upon the trustee, for any series of debt securities.

COVENANTS

     Under the indentures, we have agreed to:

     - pay the principal of, interest and any premium on, the debt securities when due;

     - maintain a place of payment;

     - deliver a report to the trustee at the end of each fiscal year reviewing our obligations under the indentures; and

     - deposit sufficient funds with any paying agent on or before the due date for any principal, interest or premium.

     We have also agreed to the following covenants relating to limitations on liens and restrictions on sale-and-leaseback transactions.

  LIMITATION ON LIENS

     The senior indenture provides that we will not, nor will we permit any subsidiary to, create, assume, incur or suffer to exist any lien upon any principal property, whether owned or leased on the date of the senior indenture or thereafter acquired, to secure any of our debt or any other person (other than the senior debt securities issued under the senior indenture), without causing all of the debt securities outstanding under the applicable indenture to be secured equally and ratably with, or prior to, the new debt so long as new debt is secured. This restriction does not prohibit us from creating the following:

     - certain liens existing, or provided for under the terms of existing agreements, on the date that any debt securities are issued under the senior indenture;

     - liens on current assets to secure current liabilities;

     - certain liens that are created within one year after acquisition, completion and/or commencement of commercial operation on, property acquired, constructed, altered or improved by us or any of our subsidiaries;

     - certain preexisting liens on any property acquired and liens on property of a subsidiary existing at the time it became our subsidiary;

     - liens in favor of us or our subsidiaries;

     - certain liens in favor of governmental bodies to secure progress, advance or other payments;

     - liens on any property securing indebtedness incurred for the purpose of financing the purchase price or the cost of constructing, installing or improving the property;

     - liens on any property securing indebtedness issued or guaranteed by governmental bodies; and

     - any extension, renewal or replacement of the foregoing.

     Notwithstanding the foregoing, under the senior indenture we may, and may permit any subsidiary to, issue, assume or guarantee secured indebtedness which would otherwise be subject to the foregoing restrictions, in an aggregate amount which, with all other such secured indebtedness, does not exceed 15% of our consolidated net worth. For purposes of this paragraph, "consolidated net worth" means the amount of total shareholders' equity shown in our most recent consolidated statement of our financial position.

  SALE-AND-LEASEBACK TRANSACTIONS

     The senior indenture provides that we will not, and we will not permit any of our subsidiaries to, enter into any sale-and-leaseback transaction unless:

     - at the time of entering into such sale-and-leaseback transaction, we or our subsidiary would be entitled under the indentures to mortgage the property under the indentures for an amount equal to the proceeds of the sale-and-leaseback transaction without equally and ratably securing the notes in compliance with the exceptions to the liens covenant in the indentures;

     - within a period commencing six months prior to the consummation of the sale-and-leaseback transaction and ending six months after the consummation of such transaction, we or our subsidiary expend an amount equal to all or a portion of the net proceeds of such sale-and-leaseback transaction for property used or to be used in the ordinary course of our or our subsidiaries' businesses, and we have elected to designate that amount as a credit against such sale-and-leaseback transaction, with any such amount not so designated to be applied as set forth in the next paragraph; or

     - during the 12-month period after the effective date of the sale-and-leaseback transaction, we apply to the retirement of the notes or any of our pari passu indebtedness:

          (i) an amount equal to the proceeds of the property sold in the sale-and-leaseback transaction, which shall not be less than the fair value of such property at the time of entering into such sale-and-leaseback transaction, less

          (ii) an amount equal to the principal amount of the notes and pari passu indebtedness retired by us within that 12-month period and not designated as a credit against any other sale-and-leaseback transaction by us or any of our subsidiaries during that period.

PAYMENT AND TRANSFER

     Principal, interest and any premium on fully registered securities will be paid at designated places. Payment will be made by check and mailed to the persons in whose names the debt securities are registered on days specified in the indentures or any prospectus supplement. Debt securities payments in other forms will be paid at a place designated by us and specified in a prospectus supplement.

     Fully registered securities may be transferred or exchanged at the corporation trust office of the trustee or at any other office or agency maintained by us for such purposes, without the payment of any service charge except for any tax or governmental charge.

GLOBAL SECURITIES

     Certain series of the debt securities may be issued as permanent global debt securities to be deposited with a depositary with respect to that series. Unless otherwise indicated in the prospectus supplement, the following is a summary of the depository arrangements applicable to debt securities issued in permanent global form and for which The Depositary Trust Company, or DTC, acts as depositary.

     Each global debt security will be deposited with, or on behalf of, DTC, as depositary, or its nominee and registered in the name of a nominee of DTC. Except under the limited circumstances described below, global debt securities are not exchangeable for definitive certificated debt securities.

     Ownership of beneficial interests in a global debt security is limited to institutions that have accounts with DTC or its nominee ("participants") or persons that may hold interests through participants. In addition, ownership of beneficial interests by participants in a global debt security will be evidenced only by, and the transfer of that ownership interest will be effected only through, records maintained by DTC or its nominee for a global debt security. Ownership of beneficial interests in a global debt security by persons that hold through participants will be evidenced only by, and the transfer of that ownership interest within that participant will be effected only through, records maintained by that participant. DTC has no knowledge of the actual beneficial owners of the debt securities. Beneficial owners will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the participants through which the beneficial owners entered the transaction. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. Such laws may impair the ability to transfer beneficial interests in a global debt security.

     Payment of principal of, and interest on, debt securities represented by a global debt security registered in the name of or held by DTC or its nominee will be made to DTC or its nominee, as the case may be, as the registered owner and holder of the global debt security representing the debt securities. We have been advised by DTC that upon receipt of any payment of principal of, or interest on, a global debt security, DTC will immediately credit accounts of participants on its book-entry registration and transfer system with payments in amounts proportionate to their respective beneficial interests in the principal amount of that global debt security as shown in the records of DTC. Payments by participants to owners of beneficial interests in a global debt security held through those participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the sole responsibility of those participants, subject to any statutory or regulatory requirements that may be in effect from time to time.

     Neither we, any trustee nor any of our respective agents will be responsible for any aspect of the records of DTC, any nominee or any participant relating to, or payments made on account of, beneficial interests in a permanent global debt security or for maintaining, supervising or reviewing any of the records of DTC, any nominee or any participant relating to such beneficial interests.

     A global debt security is exchangeable for definitive debt securities registered in the name of, and a transfer of a global debt security may be registered to, any person other than DTC or its nominee, only if:

     - DTC notifies us that it is unwilling or unable to continue as depositary for that global debt security or at any time DTC ceases to be registered under the Exchange Act;

     - we determine in our discretion that the global debt security shall be exchangeable for definitive debt securities in registered form; or

     - there shall have occurred and be continuing an event of default or an event which, with notice or the lapse of time or both, would constitute an event of default under the debt securities.

     Any global debt security that is exchangeable pursuant to the preceding sentence will be exchangeable in whole for definitive debt securities in registered form, of like tenor and of an equal aggregate principal amount as the global debt security, in denominations of $1,000 and integral multiples thereof. The definitive debt securities will be registered by the registrar in the name or names instructed by DTC. We expect that these instructions may be based upon directions received by DTC from its participants with respect to ownership of beneficial interests in the global debt security.

     Except as provided above, owners of the beneficial interests in a global debt security will not be entitled to receive physical delivery of debt securities in definitive form and will not be considered the holders of debt securities for any purpose under the indentures. No global debt security shall be exchangeable except for another global debt security of like denomination and tenor to be registered in the name of DTC or its nominee. Accordingly, each person owning a beneficial interest in a global debt security must rely on the procedures of DTC and, if that person is not a participant, on the procedures of the participant through which that person owns its interest, to exercise any rights of a holder under the global debt security or the indentures.

     We understand that, under existing industry practices, in the event that we request any action of holders, or an owner of a beneficial interest in a global debt security desires to give or take any action that a holder is entitled to give or take under the debt securities or the indentures, DTC would authorize the participants holding the relevant beneficial interest to give or take that action, and those participants would authorize beneficial owners owning through those participants to give or take that action or would otherwise act upon the instructions of beneficial owners owning through them.

     DTC has advised us that DTC is a limited purpose trust company organized under the laws of the State of New York, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered under the Exchange Act. DTC was created to hold securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants in those securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to DTC's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. The rules applicable to DTC and its participants are on file with the SEC.

DEFEASANCE

     We may choose to either discharge our obligations on the debt securities of any series in a legal defeasance, or to be released from covenant restrictions on the debt securities of any series in a covenant defeasance. We may do so at any time on the 91st day after we deposit with the applicable trustee sufficient cash or government securities to pay the principal, interest, any premium and any other sums due on the stated maturity date or a redemption date of the debt securities of the series. If we choose the legal defeasance option, the holders of the debt securities of the series will not be entitled to the benefits of the applicable indenture, except for certain obligations, including obligations to register the transfer or exchange of debt securities, to replace lost, stolen or mutilated debt securities, to pay principal and interest on the original stated due dates and certain other obligations set forth in the indenture.

     We may discharge our obligations under the indentures or be released from covenant restrictions only if we meet certain requirements. Among other things, we must deliver to the trustee an opinion of our legal counsel to the effect that holders of the series of debt securities will not recognize income, gain or loss for United States federal income tax purposes as a result of such defeasance and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred. In the case of legal defeasance only, this opinion must be based on either a ruling received from or published by the Internal Revenue Service or a change in United States federal income tax law since the date of the indenture. We may not have a default on the debt securities discharged on the date of deposit.

GOVERNING LAW

     Each indenture and the debt securities will be governed by and construed in accordance with the laws of the State of New York.

NOTICES

     Notices to holders of debt securities will be given by mail to the addresses of such holders as they appear in the security register for such debt securities.

NO PERSONAL LIABILITY OF OFFICERS, DIRECTORS, EMPLOYEES OR SHAREHOLDERS

     No director, officer, employee or shareholder, as such, of ours or any of our affiliates shall have any personal liability in respect of our obligations under any indenture or the debt securities by reason of his, her or its status as such.

             DESCRIPTION OF WEATHERFORD DELAWARE'S DEBT SECURITIES

     Except as described in this section, the above descriptions of our debt securities also apply to any debt securities that may be issued by Weatherford Delaware. With respect to debt securities issued by Weatherford Delaware, the references in the above section to "we", "us" and "our" should be replaced with references to Weatherford Delaware.

GUARANTEE OF WEATHERFORD DELAWARE DEBT SECURITIES

     If the applicable prospectus supplement relating to a series of Weatherford Delaware's senior debt securities provides that those senior debt securities will have the benefit of the guarantee by Weatherford Bermuda, payment of the principal, premium, if any, and interest on those senior debt securities will be unconditionally guaranteed on an unsecured, unsubordinated basis by Weatherford Bermuda. The guarantee of senior debt securities will rank equally in right of payment with all of the unsecured and unsubordinated indebtedness of Weatherford Bermuda.

     If the applicable prospectus supplement relating to a series of Weatherford Delaware's subordinated debt securities provides that those subordinated debt securities will have the benefit of the guarantee by Weatherford Bermuda, payment of the principal, premium, if any, and interest on those subordinated debt securities will be unconditionally guaranteed on an unsecured, subordinated basis by Weatherford Bermuda. The guarantee of Weatherford Delaware's subordinated debt securities will be subordinated in right of payment to all of Weatherford Bermuda's existing and future senior indebtedness (as defined in the related prospectus supplement), including any guarantee of Weatherford Delaware's senior debt securities, to the same extent and in the same manner as Weatherford Delaware's subordinated debt securities are subordinated to our senior indebtedness (as defined in the related prospectus supplement).

     The obligations of Weatherford Bermuda under any such guarantee will be limited as necessary to prevent the guarantee from constituting a fraudulent conveyance or fraudulent transfer under applicable law.

                          DESCRIPTION OF SHARE CAPITAL

     Our authorized share capital consists of 500,000,000 common shares, par value US$1.00 per share, and 10,000,000 undesignated preference shares, par value US$1.00 per share. The following summary is qualified in its entirety by the provisions of our memorandum of association and our bye-laws, which are both publicly available. As of October 11, 2002, there were 120,330,667 common shares issued and outstanding (excluding common shares held by subsidiaries), 9,735,310 shares held by subsidiaries and no preference shares issued and outstanding. As of that date, we also had approximately 35.2 million common shares reserved for issuance in connection with options or other awards outstanding under various employee or director incentive, compensation and option plans, and for issuance:

     - pursuant to conversions of Weatherford Delaware's 5% Convertible Subordinated Preferred Equivalent Debentures due 2027, which we have guaranteed;

     - pursuant to conversions of Weatherford Delaware's Zero Coupon Convertible Senior Debentures due 2020, which we have guaranteed;

     - upon exercise of a warrant issued to Shell Technology Ventures Inc. pursuant to the Warrant Agreement, dated February 28, 2002, between Shell Technology Ventures Inc. and Weatherford International, Inc.; and

     - in connection with prior acquisitions.

COMMON SHARES

     Under Bermuda law, a company is required to convene at least one general meeting of shareholders each calendar year. Bermuda law provides that a special general meeting of shareholders may be called by the board of directors of a company and must be called upon the request of shareholders holding not less than 10% of the paid-up capital of the company carrying the right to vote. Bermuda law also requires that shareholders be given at least five days' advance notice (unless shorter notice is agreed, as described below) of a general meeting, but the accidental omission to give notice to any person does not invalidate the proceedings at a meeting. Our bye-laws provide that the chairman or our board of directors may convene an annual general meeting or a special general meeting. Under our bye-laws, at least 10 days' notice of an annual general meeting or a special general meeting must be given to each shareholder entitled to vote at such meeting. This notice requirement is subject to the ability to hold such meetings on shorter notice if such notice is agreed: (i) in the case of an annual general meeting, by all of the shareholders entitled to attend and vote at such meeting; or (ii) in the case of a special general meeting, by a majority of the shareholders entitled to attend and vote at the meeting holding not less than 95% of the shares entitled to vote at such meeting. The quorum required for a general meeting of shareholders is two or more persons present in person and representing in person or by proxy a majority of the shares entitled to vote at such meeting.

     Holders of our common shares are entitled to one vote per share on all matters submitted to a vote of the holders of our common shares. Our bye-laws do not provide for cumulative voting. Except as specifically provided in our bye-laws or in the Companies Act 1981 of Bermuda (the "Companies Act"), any action to be taken by the shareholders at any meeting at which a quorum is in attendance shall be decided by a majority of the issued shares present in person or represented by proxy and voting at such meeting. There are no limitations imposed by Bermuda law or our bye-laws on the right of shareholders who are not Bermuda residents to hold or vote our common shares.

PRICE RANGE OF COMMON SHARES

     Our common shares are traded on the New York Stock Exchange under the symbol "WFT." The following table sets forth, for the periods indicated, the high and low sale price per share of our common shares, since the reorganization, and the high and low sale price per share of Weatherford Delaware common stock, prior to the reorganization, in each case on the New York Stock Exchange.

                                                               HIGH       LOW
                                                              -------   -------
                                                              (U.S.$)   (U.S.$)
1999 -- Weatherford Delaware
First Quarter...............................................   29.63     16.75
Second Quarter..............................................   39.69     22.94
Third Quarter...............................................   40.44     29.75
Fourth Quarter..............................................   42.13     28.25

2000 -- Weatherford Delaware (a)
First Quarter...............................................   62.00     34.88
Second Quarter..............................................   61.69     35.00
Third Quarter...............................................   50.25     36.38
Fourth Quarter..............................................   49.38     31.75

2001 -- Weatherford Delaware
First Quarter...............................................   58.94     42.31
Second Quarter..............................................   60.38     44.38
Third Quarter...............................................   48.25     22.69
Fourth Quarter..............................................   39.13     24.19

2002 -- Weatherford Delaware
First Quarter...............................................   49.80     32.55
Second Quarter (through June 26, 2002)......................   54.25     42.73

2002 -- Weatherford Bermuda
Second Quarter (from June 27, 2002 through June 30, 2002)...   46.20     43.11
Third Quarter...............................................   45.19     33.10
Fourth Quarter (through October 14, 2002)...................   40.05     34.86

---------------

(a) The price of Weatherford Delaware's common stock and our common shares, subsequent to April 14, 2000, reflects the spin-off of Grant Prideco, Inc.

DIVIDEND RIGHTS

     Under Bermuda law, a company's board of directors may declare and pay dividends from time to time unless there are reasonable grounds for believing that the company is, or would after the payment be, unable to pay its liabilities as they become due or that the realizable value of its assets would thereby be less than the aggregate of its liabilities and issued share capital and share premium accounts. Each of our common shares is entitled to dividends if, as and when dividends are declared by its board of directors, subject to any preferred dividend right of the holders of any preference shares. There are no restrictions on our ability to transfer funds (other than funds denominated in Bermuda dollars) in and out of Bermuda or to pay dividends to U.S. residents who are holders of our common shares.

     Any cash dividends payable to our shareholders at any time when the corresponding shares are quoted on the New York Stock Exchange will be paid to American Stock Transfer & Trust Company, our transfer agent in the United States, for disbursement to those holders. We do not anticipate that we will pay any cash dividends on our common shares in the foreseeable future.

PREEMPTIVE, REDEMPTION, SINKING FUND AND CONVERSION RIGHTS

     Holders of our common shares have no preemptive, redemption, conversion or sinking fund rights.

REGISTRAR OR TRANSFER AGENT

     A register of holders of our common shares is maintained by Codan Services Limited in Bermuda, and a branch register is maintained in the United States by American Stock Transfer & Trust Company, who serves as branch registrar and transfer agent.

PREFERENCE SHARES

     Pursuant to Bermuda law and our bye-laws, our board of directors by resolution may establish one or more series of preference shares having such number of shares, designations, dividend rates, relative voting rights, conversion or exchange rights, redemption rights, liquidation rights and other relative participation, optional or other special rights, qualifications, limitations or restrictions as may be fixed by the board of directors without any further shareholder approval. Such rights, preferences, powers and limitations as may be established could also have the effect of discouraging an attempt to obtain control of us.

ANTI-TAKEOVER PROVISIONS

     Our bye-laws have provisions that could have an anti-takeover effect. In addition, our bye-laws include an "advance notice" provision that places time limitations on shareholders' nominations of directors and submission of proposals for consideration at an annual general meeting. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and in the policies formulated by the board of directors and to encourage negotiations with the board of directors in transactions that may involve an actual or potential change of control of us.

     Directors can be removed from office at a special general meeting of shareholders only for cause by the affirmative vote of the holders of a majority of our voting power on the relevant record date. The board of directors does not have the power to remove directors. These provisions can delay a shareholder from obtaining majority representation on the board of directors.

     Our bye-laws also provide that our board of directors will consist of not less than three nor more than 18 persons, the exact number to be set from time to time by the affirmative vote of a majority of the directors then in office. Accordingly, our board of directors, and not the shareholders, has the authority to determine the number of directors and could delay any shareholder from obtaining majority representation on our board of directors by enlarging the size of our board of directors and filling the new vacancies with its own nominees.

     Our bye-laws provide that at any annual general meeting, only such business shall be conducted as shall have been brought before the meeting by or at the direction of our board of directors, by any shareholder who complies with certain procedures set forth in our bye-laws or by any shareholder pursuant to the valid exercise of the power granted under the Companies Act. For business to be properly brought before an annual general meeting by a shareholder in accordance with the terms of our bye-laws, the shareholder must have given timely notice thereof in proper written form to our Secretary and satisfied all requirements under applicable rules promulgated by the Securities and Exchange Commission or by the New York Stock Exchange or any other exchange on which our securities are traded. To be timely for consideration at the annual general meeting, such shareholder's notice must be received by the Secretary at our principal executive offices and our registered office in Bermuda not less than 60 days nor more than 90 days prior to the anniversary date of the immediately preceding annual general meeting, provided that in the event that the annual general meeting is called for a date that is not within 60 days before or after such anniversary date, not later than the seventh day following the day on which such notice of the date of the annual general meeting was mailed or such public disclosure of the date of the annual general meeting was made, whichever occurs first. In order for a shareholder to nominate directors in connection with an annual general meeting of shareholders, a shareholder's notice of his intention to make such nominations must be received in proper written form as specified in our bye-laws by our Secretary within the time limits described above. In addition, the Companies Act provides for a mechanism by which not less than 100 shareholders or shareholders holding at least 5% of the voting power of a Bermuda company may require the company to give notice of a resolution that may properly be moved at an annual general meeting of the company, or to circulate to members entitled to notice of any general meeting a statement with respect to any proposed resolution or business to be dealt with at that meeting.

     Subject to the terms of any other class of shares in issue, any action required or permitted to be taken by the holders of our common shares must be taken at a duly called special or annual general meeting of shareholders unless taken by written resolution signed by or on behalf of all holders of common shares. Under our bye-laws, special general meetings may be called at any time by the chairman, the board of directors or when requisitioned by shareholders pursuant to the provisions of the Companies Act. The Companies Act permits shareholders holding at least 10% of the paid-up capital of a company entitled to vote at general meetings to requisition a special general meeting.

     Our board of directors is authorized to issue, from time to time, without obtaining any vote or consent of the holders of any class or series of shares unless expressly provided by the terms of issue of a class or series, any authorized and unissued shares on such terms and conditions as it may determine. For example, the board of directors could authorize the issuance of preference shares with rights that could discourage a takeover or other transaction that holders of some or a majority of our common shares might believe to be in their best interests or in which holders might receive a premium for their shares over the then market price of the shares.

                            DESCRIPTION OF WARRANTS

     We may issue warrants to purchase:

     - our common shares, preference shares or other equity securities;

     - our debt securities (which may be guaranteed by Weatherford Delaware);

     - Weatherford Delaware's debt securities (which may be guaranteed by us);
       or

     - debt or equity securities or securities of third parties or other rights, including rights to receive payment in cash or securities based on the value, rate or price of one or more specified commodities, currencies, securities or indices, or any combination of the foregoing.

     Warrants may be issued independently or together with any other securities and may be attached to, or separate from, such securities. Each series of warrants will be issued under a separate warrant agreement to be entered into between us and a warrant agent. In addition to this summary, you should refer to the warrant agreement, including the forms of warrant certificate representing the warrants, relating to the specific warrants being offered for the complete terms of the warrant agreement and the warrants. That warrant agreement, together with the terms of warrant certificate and warrants, will be filed with the SEC in connection with the offering of the specific warrants.

     The applicable prospectus supplement will describe the following terms of any warrants in respect of which this prospectus is being delivered:

     - the title of such warrants;

     - the aggregate number of such warrants;

     - the price or prices at which such warrants will be issued;

     - the currency or currencies, in which the price of such warrants will be payable;

     - the securities or other rights, including rights to receive payment in cash or securities based on the value, rate or price of one or more specified commodities, currencies, securities or indices, or any combination of the foregoing, purchasable upon exercise of such warrants;

     - the price at which and the currency or currencies in which the securities or other rights purchasable upon exercise of such warrants may be purchased;

     - the date on which the right to exercise such warrants shall commence and the date on which such right shall expire;

     - if applicable, the minimum or maximum amount of such warrants which may be exercised at any one time;

     - if applicable, the designation and terms of the securities with which such warrants are issued and the number of such warrants issued with each such security;

     - if applicable, the date on and after which such warrants and the related securities will be separately transferable; information with respect to book-entry procedures, if any; and

     - if applicable, a discussion of any material United States federal income tax considerations; and any other terms of such warrants, including terms, procedures and limitations relating to the exchange and exercise of such warrants.

                              DESCRIPTION OF UNITS

     As specified in the applicable prospectus supplement, we may issue units consisting of one or more of our warrants, debt securities (which may be guaranteed by Weatherford Delaware), preference shares, common shares, Weatherford Delaware's debt securities (which may be guaranteed by us) or any combination of such securities.

     The applicable prospectus supplement will describe:

     - the terms of the units and of any of our warrants, debt securities (which may be guaranteed by Weatherford Delaware), preference shares, common shares and/or Weatherford Delaware's debt securities (which may be guaranteed by us) comprising the units, including whether and under what circumstances the securities comprising the units may be traded separately;

     - a description of the terms of any unit agreement governing the units;

     - a description of the provisions for the payment, settlement, transfer or exchange of the units; and

     - if applicable, a discussion of any material United States federal income tax considerations.

                           CERTAIN TAX CONSIDERATIONS

BERMUDA TAX CONSIDERATIONS

     At the present time, there is no Bermuda income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by Weatherford Bermuda or by Weatherford Bermuda securityholders in respect of its shares, debt securities or warrants. Weatherford Bermuda has obtained an assurance from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act 1966 that, in the event that any legislation is enacted in Bermuda imposing any tax computed on profits or income, or computed on any capital asset, gain or appreciation or any tax in the nature of estate duty or inheritance tax, such tax shall not, until March 28, 2016, be applicable to Weatherford Bermuda or to any of its operations or to its shares, debentures or other obligations except insofar as such tax applies to persons ordinarily resident in Bermuda or to any taxes payable by Weatherford Bermuda in respect of real property or leasehold interests in Bermuda held by it.

BARBADOS TAX CONSIDERATIONS

     Weatherford Bermuda will be registered to operate as an "International Business Company" or "IBC" for Barbados tax purposes and Weatherford Bermuda will be legally managed and controlled through an executive office located in Barbados. Under current Barbados law, an IBC is subject to tax on its international business profits generated outside of Barbados at a maximum rate of 2.5%. This tax rate gradually decreases to 1% as taxable income increases. The benefits of these lower tax rates for companies registered as IBCs can be guaranteed by the Minister for up to 15 years. Barbados imposes no income tax on capital gains. In addition to Barbados income tax, Weatherford Bermuda will be subject to Barbados property transfer tax to the extent that it transfers real property owned in Barbados and certain other taxes to the extent that it employs persons in Barbados.

     Under existing Barbados law, there will be no Barbados income or withholding tax imposed on any dividends, interest, royalties or other amounts paid by Weatherford Bermuda to any person resident outside of Barbados. Furthermore, U.S. shareholders will not be subject to any Barbados taxation on the sale or other transfer (including by gift or on the death of the shareholder) of Weatherford Bermuda common shares.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

     The following is a summary of certain United States federal income tax consequences, as of the date of this document, of the ownership of our debt securities, common shares, preference shares or warrants by beneficial owners that purchase the debt securities, shares or warrants in connection with their initial issuance, that hold the debt securities, shares or warrants as capital assets and that are "United States holders" under the Internal Revenue Code. Under the Internal Revenue Code, you are a "United States holder" if you are:

     - a citizen or resident of the United States;

     - a corporation or partnership created or organized in or under the laws of the United States or any political subdivision thereof;

     - an estate of which the income is subject to United States federal income taxation regardless of its source;

     - a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States holders have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States holder.

     This summary is based on current law, which is subject to change, perhaps retroactively, is for general purposes only and should not be considered tax advice. This summary does not represent a detailed description of the United States federal income tax consequences to you in light of your particular circumstances. In addition, it does not present a description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

     - a dealer in securities or currencies;

     - a trader in securities if you elect to use a mark-to-market method of accounting for your securities holdings;

     - a bank or financial institution;

     - an insurance company;

     - a tax-exempt organization;

     - a person liable for alternative minimum tax;

     - a person holding debt securities, common shares, preference shares or warrants as part of a hedging, integrated or conversion transaction, constructive sale or straddle;

     - a person owning, actually or constructively, 10% or more of our voting shares or 10% or more of the voting shares of any of our non-United States subsidiaries;

     - a United States holder whose "functional currency" is not the United States dollar;

     - a regulated investment company; or

     - a real estate investment trust.

     We cannot assure you that a later change in law will not alter significantly the tax considerations that we describe in this summary. The discussion below assumes that all debt securities issued hereunder will be classified as debt for United States federal income tax purposes, and holders should note that in the event of an alternative characterization, the tax consequences would differ from those discussed below.

     If a partnership holds our debt securities, common shares, preference shares or warrants, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our debt securities, common shares, preference shares or warrants, you should consult your tax advisor.

     You should consult your own tax advisor concerning the particular United States federal income tax consequences to you of the ownership and disposition of debt securities, common shares, preference shares or warrants, as well as the consequences to you arising under the laws of any other taxing jurisdiction.

DEBT SECURITIES

     This summary is not intended to include all of the possible types of debt securities that we may issue under this prospectus, including, for example, senior debt securities or subordinated debt securities (which may include medium-term notes). We will describe any additional United States federal income tax consequences resulting from a specific issuance of debt securities in the applicable prospectus supplement.

  PAYMENT OF INTEREST

     Except as provided below, interest on a debt security will generally be taxable to you as ordinary income at the time it is paid or accrued in accordance with your method of accounting for tax purposes.

  ORIGINAL ISSUE DISCOUNT

     If you own debt securities issued with original issue discount, which we refer to as "OID", you will be subject to special tax accounting rules, as described in greater detail below. In that case, you should be aware that you generally must include OID in gross income in advance of the receipt of cash attributable to that income. However, you generally will not be required to include separately in income cash payments received on the debt securities, even if denominated as interest, to the extent those payments do not constitute qualified stated interest, as defined below. Notice will be given in the applicable prospectus supplement when we determine that a particular debt security will be an original issue discount debt security.

     A debt security with an issue price that is less than its "stated redemption price at maturity" (the sum of all payments to be made on the debt security other than "qualified stated interest") generally will be issued with OID if that difference is at least 0.25% of the stated redemption price at maturity multiplied by the number of complete years to maturity. The "issue price" of each debt security in a particular offering will be the first price at which a substantial amount of that particular offering is sold to the public. The term "qualified stated interest" means stated interest that is unconditionally payable in cash or in property, other than debt instruments of the issuer, and meets all of the following conditions:

     - it is payable at least once per year;

     - it is payable over the entire term of the debt security; and

     - it is payable at a single fixed rate or, subject to certain conditions, based on one or more interest indices.

     We will give you notice in the applicable prospectus supplement when we determine that a particular debt security will bear interest that is not qualified stated interest.

     If you own a debt security issued with de minimis OID, i.e., discount that is not OID because it is less than 0.25% of the stated redemption price at maturity multiplied by the number of complete years to maturity, you generally must include the de minimis OID in income at the time payments, other than qualified stated interest, on the debt securities are made in proportion to the amount paid. Any amount of de minimis OID that you have included in income will be treated as capital gain.

     Certain of the debt securities may contain provisions permitting them to be redeemed prior to their stated maturity at our option and/or your option. Original issue discount debt securities containing those features may be subject to rules that differ from the general rules discussed herein. If you are considering the purchase of original issue discount debt securities with those features, you should carefully examine the applicable prospectus supplement and should consult your own tax advisors with respect to those features since the tax consequences to you with respect to OID will depend, in part, on the particular terms and features of the debt securities.

     If you own original issue discount debt securities with a maturity upon issuance of more than one year you generally must include OID in income in advance of the receipt of some or all of the related cash payments using the "constant yield method" described in the following paragraph.

     The amount of OID that you must include in income if you are the initial United States holder of an original issue discount debt security is the sum of the "daily portions" of OID with respect to the debt security for each day during the taxable year or portion of the taxable year in which you held that debt security ("accrued OID"). The daily portion is determined by allocating to each day in any "accrual period" a pro rata portion of the OID allocable to that accrual period. The "accrual period" for an original issue discount debt security may be of any length and may vary in length over the term of the debt security, provided that each accrual period is no longer than one year and each scheduled payment of principal or interest occurs on the first day or the final day of an accrual period. The amount of OID allocable to any accrual period is an amount equal to the excess, if any, of:

     - the debt security's adjusted issue price at the beginning of the accrual period times its yield to maturity, determined on the basis of compounding at the close of each accrual period and properly adjusted for the length of the accrual period, over

     - the aggregate of all qualified stated interest allocable to the accrual period.

     OID allocable to a final accrual period is the difference between the amount payable at maturity, other than a payment of qualified stated interest, and the adjusted issue price at the beginning of the final accrual period. The "adjusted issue price" of a debt security at the beginning of any accrual period is equal to its issue price increased by the accrued OID for each prior accrual period, determined without regard to the amortization of any acquisition or bond premium, as described below, and reduced by any payments made on the debt security (other than qualified stated interest) on or before the first day of the accrual period. Under these rules, you will have to include in income increasingly greater amounts of OID in successive accrual periods. We are required to provide information returns stating the amount of OID accrued on debt securities held of record by holders other than corporations and other exempt holders.

     You may elect to treat all interest on any debt security as OID and calculate the amount includible in gross income under the constant yield method described above. For purposes of this election, interest includes stated interest, acquisition discount, OID, de minimis OID, market discount, de minimis market discount and unstated interest, as adjusted by any amortizable bond premium or acquisition premium. You must make this election for the taxable year in which you acquired the debt security, and you may not revoke the election without the consent of the Internal Revenue Service. You should consult with your own tax advisors about this election.

  MARKET DISCOUNT

     If you purchase a debt security, other than an original issue discount debt security, for an amount that is less than its stated redemption price at maturity, or, in the case of an original issue discount debt security, its adjusted issue price, the amount of the difference will be treated as "market discount" for United States federal income tax purposes, unless that difference is less than a specified de minimis amount. Under the market discount rules, you will be required to treat any payment, other than qualified stated interest, on, or any gain on the sale, exchange, retirement or other disposition of, a debt security as ordinary income to the extent of the market discount that you have not previously included in income and are treated as having accrued on the debt security at the time of its payment or disposition. In addition, you may be required to defer, until the maturity of the debt security or its earlier disposition in a taxable transaction, the deduction of all or a portion of the interest expense on any indebtedness attributable to the debt security.

     Any market discount will be considered to accrue ratably during the period from the date of acquisition to the maturity date of the debt security, unless you elect to accrue on a constant interest method. Your election to accrue market discount on a constant interest method is to be made for the taxable year in which you acquired the debt security, applies only to that debt security and may not be revoked without the consent of the Internal Revenue Service. You may elect to include market discount in income currently as it accrues, on either a ratable or constant interest method, in which case the rule described above regarding deferral of interest deductions will not apply. Your election to include market discount in income currently, once made, applies to all market discount obligations acquired by you on or after the first taxable year to which your election applies and may not be revoked without the consent of the Internal Revenue Service. You should consult your own tax advisor before making either election described in this paragraph.

  ACQUISITION PREMIUM; AMORTIZABLE BOND PREMIUM

     If you purchase an original issue discount debt security for an amount that is greater than its adjusted issue price but equal to or less than the sum of all amounts payable on the debt security after the purchase date other than payments of qualified stated interest, you will be considered to have purchased that debt security at an "acquisition premium." Under the acquisition premium rules, the amount of OID that you must include in gross income with respect to the debt security for any taxable year will be reduced by the portion of the acquisition premium properly allocable to that year.

     If you purchase a debt security, including an original issue discount debt security, for an amount in excess of the sum of all amounts payable on the debt security after the purchase date other than qualified stated interest, you will be considered to have purchased the debt security at a "premium" and, if it is an original issue discount debt security, you will not be required to include any OID in income. You generally may elect to amortize the premium over the remaining term of the debt security on a constant yield method as an offset to interest when includible in income under your regular accounting method. If you do not elect to amortize bond premium, that premium will decrease the gain or increase the loss you would otherwise recognize on disposition of the debt security. Your election to amortize premium on a constant yield method will also apply to all debt obligations held or subsequently acquired by you on or after the first day of the first taxable year to which the election applies. You may not revoke the election without the consent of the Internal Revenue Service. You should consult your own tax advisor before making this election.

  SALE, EXCHANGE AND RETIREMENT OF DEBT SECURITIES

     Your tax basis in a debt security will, in general, be your cost for that debt security, increased by OID, market discount or any discount with respect to a short-term debt security that you previously included in income, and reduced by any amortized premium and any cash payments on the debt security other than qualified stated interest. Upon the sale, exchange, retirement or other disposition of a debt security, you will recognize gain or loss equal to the difference between the amount you realize upon the sale, exchange, retirement or other disposition (less an amount equal to any accrued qualified stated interest previously includible in income, which will be treated as a payment of interest for United States federal income tax purposes), and the adjusted tax basis of the debt security. Except as described above with respect to market discount, that gain or loss will be United States source capital gain or loss. Capital gains of individuals derived in respect of capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

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

  INFORMATION REPORTING AND BACKUP WITHHOLDING

     In general, information reporting will apply to certain payments of principal, interest, OID and premium paid on debt securities and to the proceeds of sale of a debt security made to you (unless you are an exempt recipient such as a corporation). A backup withholding tax will apply to these payments if you fail to provide a taxpayer identification number, a certification of exempt status, or fail to report in full dividend and interest income.

     Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability, provided you furnish the required information to the Internal Revenue Service.

COMMON SHARES AND PREFERENCE SHARES

     The consequences of the purchase, ownership or disposition of our shares depend on a number of factors including:

     - the term of the shares;

     - any put or call or redemption provisions with respect to the shares;

     - any conversion or exchange features with respect to the shares; and

     - the price at which the shares are sold.

     - You should carefully examine the applicable prospectus supplement regarding the material United States federal income tax consequences, if any of the holding and disposition of shares with such terms.

  DISTRIBUTIONS ON OUR SHARES

     We do not anticipate that we will pay any cash dividends on our common shares for the foreseeable future. Subject to this and the passive foreign investment company rules discussed below, in general, you will be required to include in gross income as ordinary income the gross amount of any distribution on your common shares or preference shares to the extent that the distribution is paid out of our current or accumulated earnings and profits as determined for United States federal income tax purposes (a "dividend"). These dividends will not be eligible for the dividends-received deduction, which is generally allowed to United States corporate shareholders on dividends received from certain domestic and foreign corporations. Distributions in excess of the current and accumulated earnings and profits will be applied first to reduce your adjusted tax basis in the common shares or preference shares, and thereafter will constitute gain from the sale or other taxable disposition of your shares. We will calculate our earnings and profits under United States federal income tax principles.

     For foreign tax credit purposes, dividends paid by a foreign corporation generally constitute foreign source income. However, under Section 904(g) of the Internal Revenue Code, dividends paid by a foreign corporation that is more than 50% owned by United States persons may be treated as United States source income for foreign tax credit purposes to the extent that the foreign corporation itself has more than an insignificant amount of United States source income. We expect that a portion of any dividends we pay will be treated as United States source income under Section 904(g) of the Internal Revenue Code. To the extent that any dividends we distribute are treated as foreign source income, however, these dividends generally will constitute passive income or, in the case of certain United States holders, financial services income for foreign tax credit purposes.

  PREFERENCE SHARES REDEMPTION PREMIUM

     Under Section 305(c) of the Internal Revenue Code and the applicable United States Treasury regulations thereunder, if in certain circumstances the redemption price of the preference shares exceeds its issue price by more than a de minimis amount, the difference-which we refer to as "redemption premium"-- will be taxable as a constructive distribution to you over time of additional preference shares. These constructive distributions would be treated first as a dividend to the extent of our current and accumulated earnings and profits and otherwise would be subject to the treatment described above for dividends not paid out of current and accumulated earnings and profits. If the preference shares provide for optional rights of redemption by us at prices in excess of the issue price, you could be required to recognize such excess if, based on all of the facts and circumstances, the optional redemptions are more likely than not to occur. Applicable United States Treasury regulations provide a "safe harbor" under which a right to redeem will not be treated as more likely than not to occur if
(1) you are not related to us within the meaning of the regulations; (2) there are no plans, arrangements, or agreements that effectively require or are intended to compel us to redeem the shares and (3) exercise of the right to redeem would not reduce the yield of the shares, as determined under the regulations. Regardless of whether the optional redemptions are more likely than not to occur, constructive dividend treatment will not result if the redemption premium does not exceed a de minimis amount or is in the nature of a penalty for premature redemption. You should also consult the applicable prospectus supplement for information regarding any additional consequences under Section 305(c) of the Internal Revenue Code in light of the particular terms of an issuance of preference shares.

  DISPOSITION OF THE COMMON SHARES OR PREFERENCE SHARES

     Subject to the passive foreign investment company rules and redemption rules discussed below, when you sell or otherwise dispose of your common shares or preference shares you generally will recognize gain or loss for United States federal income tax purposes in an amount equal to the difference between the amount realized from the sale or other taxable disposition and your adjusted tax basis in such shares. In general, your adjusted tax basis in the common shares will be your cost of obtaining the shares reduced by any previous distributions that are not characterized as dividends. In general, your adjusted tax basis in the preference shares will be your cost of obtaining those shares increased by any redemption premium previously included in income by you and reduced by any previous distributions that are not characterized as dividends. The gain or loss will generally be capital in nature. In the case of a noncorporate United States holder, the maximum marginal United States federal income tax rate applicable to such gain will be lower than the maximum marginal United States federal income tax rate applicable to ordinary income if your holding period for the common shares or preference shares exceeds twelve months. The gain or loss generally will be United States source gain or loss for foreign tax credit purposes. The deductibility of capital losses is subject to limitations. A redemption of our common shares or preference shares by us may be treated, depending upon the circumstances, as a sale or a dividend. You should consult your tax advisor regarding the application of these rules to your particular circumstances.

  PASSIVE FOREIGN INVESTMENT COMPANY

     Based upon estimates with respect to our income, assets and operations, we do not believe that, for United States federal tax purposes, we are a passive foreign investment company, referred to in this discussion as a PFIC, and we do not anticipate becoming a PFIC in the foreseeable future. However, because the determination of PFIC status must be made on an annual basis, and will depend on the composition of our (and our subsidiaries') income and assets, as well as the nature of our (and our subsidiaries') activities, from time to time, there can be no assurance that we will not be considered a PFIC for any taxable year. Moreover, neither an opinion from counsel nor a ruling from the Service will be obtained regarding whether we are or will be a PFIC.

     A foreign corporation is a PFIC, if either (1) at least 75% or more of its gross income for the taxable year is passive income, or (2) the average percentage of assets held by such corporation during the taxable year which produces passive income or which is held for the production of passive income is at least 50%. For purposes of applying the tests in the preceding sentence, the foreign corporation is deemed to own its proportionate share of the assets, and to receive directly its proportionate share of the income, of any other corporation of which the foreign corporation owns, directly or indirectly, at least 25% by value of the stock. In addition, special rules provide that for purposes of determining whether a foreign corporation is a PFIC, "qualified stock" held by certain domestic corporate subsidiaries of the foreign corporation is treated as an asset which does not produce passive income (and is not held for the production of passive income), and any amount included in gross income with respect to such stock is treated as active income. We anticipate that the stock of certain of our indirect, domestic subsidiaries may constitute qualified stock.

     The highly complex rules which apply to PFIC's are generally intended to end the ability under prior law of all direct and indirect United States holders of PFIC stock to defer United States federal income tax with respect to the earnings of the PFIC until distributions are received from the PFIC or the shares of the PFIC are sold. Classification of a foreign corporation as a PFIC can have various adverse United States tax consequences to United States holders. These include taxation of gain on a sale or other disposition of the shares of the corporation (possibly including a disposition by way of gift or exchange in a corporate reorganization, or the grant of the stock as security for a loan) at ordinary income rates and imposition of an interest charge on gain or on distributions with respect to the shares. Accordingly, if we are classified as a PFIC, such classification could change the tax consequences of the distributions and sales or exchanges described above. Moreover, a step-up in the tax basis of the stock of a PFIC may not be available upon the death of an individual United States holder.

     If we should determine in the future that we are a PFIC, we will endeavor to so notify United States holders, although there can be no assurance that we will be able to do so in a timely and complete manner. You should consult your own tax advisors concerning the United States federal income tax consequences of holding our common shares, preference shares or warrants if we are considered a passive foreign investment company in any taxable year, including the advisability and availability of making certain elections that may alleviate the tax consequences referred to above.

  CONTROLLED FOREIGN CORPORATIONS

     For the purposes of this paragraph, we will refer to United States holders that own, or are deemed for United States federal income tax purposes to own, pursuant to complex attribution and constructive ownership rules, 10% or more of our voting shares or the voting shares of any of our non-United States subsidiaries as "10% Shareholders". If 10% Shareholders own, in the aggregate, more than 50%, measured by voting power or value, of our shares or the shares of any of our non-United States subsidiaries, directly, indirectly, or by attribution, we or any such non-United States subsidiary would be a controlled foreign corporation, or a CFC.

     We do not believe that for United States federal income tax purposes we are a CFC, although there can be no assurance in this regard. However, if we are or were characterized to become a CFC, then, for the period of time that the entity is a CFC, a portion of our undistributed income may be includible in the taxable income of our 10% Shareholders, and all or a portion of the gain recognized by such 10% Shareholders on the disposition of their shares, which could otherwise qualify for capital gains treatment, may be converted into ordinary dividend income.

  BACKUP WITHHOLDING TAX AND INFORMATION REPORTING

     United States backup withholding tax and information reporting requirements generally apply to certain payments to certain noncorporate holders of stock. Information reporting generally will apply to payments of dividends on common shares or preference shares and to proceeds from the sale or redemption of common shares, preference shares or warrants paid to you within the United States (unless you are an "exempt recipient," including a corporation, a payee that is not a United States person that provides an appropriate certification and certain other persons). A payor will be required to withhold at the then applicable rate on any payments of dividends on, or proceeds from the sale or redemption of common shares, preference shares or warrants within the United States to a holder (other than an "exempt recipient") if you fail to furnish your correct taxpayer identification number or otherwise fail to comply with, or establish an exemption from, these backup withholding tax requirements.

     In the case of such payments by a payor or any person who receives or collects such payments on behalf of, or for the benefit of, a payee (a "middleman") within the United States to certain foreign trusts or foreign partnerships, the beneficiaries of such trusts or the partners of such partnerships, as the case may be, normally will be required to provide the certification discussed above in order to establish an exemption from

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

backup withholding tax and information reporting requirements. Holders of common shares or preference shares that are foreign trusts or foreign partnerships should consult with their own tax advisors regarding the correct person or persons to provide the certification discussed above. Moreover, a payor or middleman may rely on a certification provided by a payee that is not a United States person only if such payor or middleman does not have actual knowledge or a reason to know that any information or certification stated in such certificate is incorrect.

WARRANTS

     You will generally not recognize any gain or loss upon the exercise of warrants to purchase our common shares or preference shares except with respect to cash received in lieu of a fractional share of common shares or preference shares. You will have an initial tax basis in the common shares or preference shares received on exercise of the warrants equal to the sum of your tax basis in the warrants and the aggregate cash exercise price paid in respect of such exercise less any basis attributable to the receipt of fractional shares. Your holding period in the common shares or preference shares received on exercise of the warrants will commence on the date after the warrants are exercised.

     Subject to the passive foreign investment company rules discussed above,
(1) if a warrant expires without being exercised, you will recognize a capital loss in an amount equal to your tax basis in the warrant and (2) upon the sale or exchange of a warrant, you will generally recognize a capital gain or loss equal to the difference, if any between the amount realized on the sale or exchange and your tax basis in the warrant.

     Under Section 305 of the Internal Revenue Code, you may be deemed to have received a constructive distribution from us, which may result in the inclusion of ordinary dividend income, in the event of certain adjustments, or the failure to make certain adjustments, to the number of common shares or preference shares to be issued upon exercise of a warrant.

     If a decision is made to issue warrants exercisable into securities other than our common shares or preference shares, we will discuss the relevant United States federal income tax consequences in the applicable prospectus supplement.

UNITS

     If a decision is made to issue units, we will discuss the relevant United States federal income tax consequences in the applicable prospectus supplement.

CONSEQUENCES TO NON-UNITED STATES HOLDERS

     The following is a summary of certain United States federal income tax consequences that will apply to you if you are a non-United States holder of our debt securities, common shares, preference shares or warrants. A non-United States holder is any beneficial owner of our debt securities, common shares, preference shares or warrants other than a United States holder.

  UNITED STATES FEDERAL INCOME TAX

     Under current United States federal income tax law, interest payments or dividends received by a non-United States holder generally will be exempt from United States federal income tax. However, to receive this exemption you may be required to satisfy certain certification requirements to establish that you are a non-United States holder. You may still be subject to United States federal income tax on interest payments or dividends you receive if:

     - you are an insurance company carrying on a United States insurance business, within the meaning of the Internal Revenue Code; or

     - you are engaged in a trade or business in the United States and interest, including OID, on the debt securities or dividends on common shares or preference shares, in each case, are effectively connected with the conduct of that trade or business.

     In addition, if you are a foreign corporation, you may be subject to a branch profits tax equal to 30% (or lower applicable treaty rate) of your earnings and profits for the taxable year, subject to adjustments.

     You will generally not be subject to United States federal income tax on the disposition of a debt security or common shares, preference shares or warrants unless:

     - the gain is effectively connected with your conduct of a trade or business in the United States; or

     - you are an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met.

  INFORMATION REPORTING AND BACKUP WITHHOLDING

     In general, information reporting and backup withholding will not apply to payments of interest or dividends that we make to you although you may have to comply with certain certification requirements to establish that you are not a United States person.

     Payment of the proceeds from the disposition of debt securities, common shares, preference shares or warrants effected at a United States office of a broker generally will not be subject to information reporting or backup withholding if the payor or broker does not have actual knowledge or reason to know that you are a United States person, you comply with certain certification requirements to establish that you are not a United States person, and the sale does not have a connection with the United States as specified in United States Treasury regulations.

     Payment of the proceeds from the disposition of debt securities, common shares, preference shares or warrants effected at the foreign office of a broker generally will not be subject to information reporting or backup withholding provided that such broker is not for United States federal income tax purposes
(1) a United States person, (2) a controlled foreign corporation, (3) a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States, or (4) a foreign partnership in which one or more United States persons, in the aggregate, own more than 50% of the income or capital interests in the partnership or which is engaged in a trade or business in the United States. If you receive payments of such amounts outside the United States from a foreign office of any other broker, the payment will not be subject to backup withholding tax, but will be subject to information reporting requirements unless (1) you are the beneficial owner and the broker has documentary evidence in its records that you are not a United States person and certain other conditions are met or (2) you otherwise establish an exemption, and provided that the broker does not have actual knowledge that you are a United States person.

     Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is furnished to the Internal Revenue Service.

     THE FOREGOING DISCUSSION IS INTENDED ONLY AS A SUMMARY AND DOES NOT PURPORT TO BE A COMPLETE ANALYSIS OR LISTING OF ALL POTENTIAL TAX EFFECTS RELEVANT TO A DECISION WHETHER TO INVEST IN OUR DEBT SECURITIES, COMMON SHARES, PREFERENCE SHARES OR WARRANTS. POTENTIAL INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS CONCERNING THE UNITED STATES FEDERAL, STATE AND LOCAL, BERMUDA, AND OTHER NON-UNITED STATES TAX CONSEQUENCES OF SUCH INVESTMENT TO THEM. IF A DECISION IS MADE TO ISSUE UNITS, WE WILL DISCUSS THE RELEVANT INCOME TAX CONSEQUENCES IN THE APPLICABLE PROSPECTUS SUPPLEMENT.

                              PLAN OF DISTRIBUTION

     We may sell the securities through agents, through underwriters or dealers, or directly to one or more purchasers. In this section, references to "we", "our" and "us" refer to Weatherford Bermuda and/or Weatherford Delaware.

BY AGENTS

     We may designate agents to solicit offers to purchase our securities. We will name any agent involved in offering or selling our securities, and any commissions that we will pay to the agent, in a prospectus supplement. Unless we indicate otherwise in our prospectus supplement, our agents will act on a best efforts basis for the period of their appointment. Our agents may be deemed to be underwriters under the Securities Act of any of our securities that they offer or sell.

BY UNDERWRITERS OR DEALERS

     If underwriters are used in the sale, the securities will be acquired by the underwriters for their own account. The underwriters may resell the securities in one or more transactions (including block transactions), at negotiated prices, at a fixed public offering price or at varying prices determined at the time of sale. We will include the names of the managing underwriter(s), as well as any other underwriters, and the terms of the transaction, including the compensation the underwriters and dealers will receive, in our prospectus supplement. If we use an underwriter, we will execute an underwriting agreement with the underwriter(s) at the time that we reach an agreement for the sale of our securities. The obligations of the underwriters to purchase the securities will be subject to certain conditions. The underwriters will be obligated to purchase all the securities of the series offered if any of the securities are purchased. Any public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time. The underwriters will use a prospectus supplement to sell our securities.

     If we use a dealer, we, as principal, will sell our securities to the dealer. The dealer will then sell our securities to the public at varying prices that the dealer will determine at the time it sells our securities. We will include the name of the dealer and the terms of our transactions with the dealer in our prospectus supplement.

DIRECT SALES

     We may directly solicit offers to purchase our securities, and we may directly sell our securities to institutional or other investors. In this case, no underwriters or agents would be involved. We will describe the terms of our direct sales in our prospectus supplement.

GENERAL INFORMATION

     Underwriters, dealers and agents that participate in the distribution of the securities may be underwriters as defined in the Securities Act, and any discounts or commissions received by them from us and any profit on the resale of the securities by them may be treated as underwriting discounts and commissions under the Securities Act. Any underwriters, dealers or agents will be identified and their compensation described in a prospectus supplement.

     We may have agreements with the underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Securities Act, or to contribute with respect to payments which the underwriters, dealers or agents may be required to make.

     Underwriters, dealers and agents may engage in transactions with, or perform services for, us or our subsidiaries in the ordinary course of their business.

     Other than common shares, all securities offered under this prospectus will be a new issue of securities with no established trading market. Any underwriter to whom securities are sold by us for public offering and sale may make a market in such securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. The securities may or may not be listed on a national securities exchange or a foreign securities exchange, except for the common shares which are currently listed and traded on the New York Stock Exchange. Any common shares sold by this prospectus will be listed for trading on the New York Stock Exchange subject to official notice of issuance. We cannot give you any assurance as to the liquidity of or the trading markets for any securities.

CERTAIN PROVISIONS OF BERMUDA LAW

     We have been designated by the Bermuda Monetary Authority as a non-resident for Bermuda exchange control purposes. This designation allows us to engage in transactions in currencies other than the Bermuda dollar, and there are no restrictions on our ability to transfer funds (other than funds denominated in Bermuda dollars) in and out of Bermuda or to pay dividends to United States residents who are holders of our common shares.

     The Bermuda Monetary Authority has given its consent for the issue and free transferability of our shares, up to the amount of our authorized capital from time to time, to and between non-residents of Bermuda for exchange control purposes, and the issue of options, warrants, depository receipts, rights, loan notes and other of our securities and the subsequent free transferability thereof, provided our shares remain listed on an appointed stock exchange, which includes the New York Stock Exchange. Approvals or permissions given by the Bermuda Monetary Authority do not constitute a guarantee by the Bermuda Monetary Authority as to our performance or our creditworthiness. Accordingly, in giving such consent or permissions, the Bermuda Monetary Authority shall not be liable for the financial soundness, performance or default of our business or for the correctness of any opinions or statements expressed in this prospectus. Certain issues and transfers of shares involving persons deemed resident in Bermuda for exchange control purposes require the specific consent of the Bermuda Monetary Authority.

     This prospectus may be filed with the Registrar of Companies in Bermuda pursuant to Part III of the Companies Act 1981 of Bermuda. In accepting this prospectus for filing, the Registrar of Companies in Bermuda shall not be liable for the financial soundness, performance or default of our business or for the correctness of any opinions or statements expressed in this prospectus.

     In accordance with Bermuda law, share certificates are only issued in the names of companies, partnerships or individuals. In the case of a shareholder acting in a special capacity (for example, as a trustee), certificates may, at the request of the shareholder, record the capacity in which the shareholder is acting. Notwithstanding such recording of any special capacity, we are not bound to investigate or see to the execution of any such trust. We will take no notice of any trust applicable to any of our shares, whether or not we have been notified of such trust.

                                 LEGAL MATTERS

     Certain U.S. legal matters in connection with the securities will be passed upon by Andrews & Kurth L.L.P., Houston, Texas. Certain Bermuda legal matters in connection with the securities will be passed upon for us by our Bermuda counsel, Conyers Dill & Pearman. If the securities are being distributed in an underwritten offering, the validity of the securities will be passed upon for the underwriters by counsel identified in the related prospectus supplement.

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

                                    EXPERTS

     The consolidated financial statements and the related consolidated financial statement schedule of Weatherford International, Inc. at December 31, 2001, and for the year then ended appearing in Weatherford International Inc.'s Annual Report (Form 10-K) for the year ended December 31, 2001, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements and consolidated financial statement schedule are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

     The consolidated financial statements as of December 31, 1999 and 2000 and for the two years ended December 31, 2000 appearing in Weatherford Delaware's Annual Report on Form 10-K incorporated by reference in this prospectus have been audited by Arthur Andersen LLP, independent public accountants, as set forth in this report. Arthur Andersen LLP has not consented to the inclusion of their report in this prospectus, and we have dispensed with the requirement to file their consent in reliance upon Rule 437a of the Securities Act of 1933. Because Arthur Andersen LLP has not consented to the inclusion of their report in this prospectus, you will not be able to recover against Arthur Andersen LLP under Section 11 of the Securities Act for any untrue statements of a material fact contained in the financial statements audited by Arthur Andersen LLP or any omissions to state a material fact required to be stated therein.

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

                               10,000,000 SHARES

                               (WEATHERFORD LOGO)

                         WEATHERFORD INTERNATIONAL LTD.

                                 COMMON SHARES

                          ----------------------------

                             PROSPECTUS SUPPLEMENT
                                 JUNE 30, 2003
                          ----------------------------

                             [LEHMAN BROTHERS LOGO]

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